Filed Pursuant to Rule 424(b)(3)
Registration No. 333-144314

PROSPECTUS

Quest Group International, Inc.

67,300,000 Shares of Common Stock

This prospectus relates to the sale of up to 55,000,000 shares of our currently outstanding shares of common stock that are owned by certain selling stockholders, and to the sale of up to 12,300,000 shares of our common stock that are issuable upon the exercise of certain warrants, as described in this prospectus under “Selling Stockholders.” We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering. We will, however, receive the exercise price of the warrants if and when those warrants are exercised by one of the selling stockholders. None of the warrants have been exercised as of the date of this prospectus. We will pay the expenses of registering these shares.

Our common stock is traded in the over-the-counter market and is quoted on the OTC Bulletin Board under the symbol QSTG. On June 27, 2007, the closing price of our common stock was $1.01 per share.

The shares included in this prospectus may be reoffered and resold directly by the selling stockholders in accordance with one or more of the methods described in the plan of distribution, which begins on page 33 of this prospectus. We will not control or determine the price at which the selling stockholders decide to sell their shares. Brokers or dealers effecting transactions in these shares should confirm that the shares are registered under applicable state law or that an exemption from registration is available.

You should understand the risks associated with investing in our common stock. Before making an investment, read the “Risk Factors,” which begin on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 18, 2007.

TABLE OF CONTENTS

Page

Prospectus Summary	1
Risk Factors	4
Forward-Looking Statements	17
Use of Proceeds	18
Business	18
Market Price of Common Stock and Other Stockholder Matters	23
Change of Auditors	23
Management’s Discussion and Analysis or Plan of Operation	23
Directors, Executive Officers, Promoters and Control Persons	27
Executive Compensation and Employment Agreements	29
Security Ownership of Certain Beneficial Owners and Management	31
Selling Stockholders	32
Plan of Distribution	33
Certain Relationships and Related Transactions	35
Description of Securities	35
Disclosure of SEC Position of Indemnification for Securities Act Liabilities	36
Legal Matters	37
Experts	37
Where You Can Find More Information	37
Index to Financial Statements	F-1

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that which is contained in this prospectus. This prospectus may be used only where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of securities.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus; it does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus before making an investment decision.

Throughout this prospectus, the terms “we,” “us,” “our,” and “our company” refer to Quest Group International, Inc., a Nevada corporation.

Company Overview

Company Overview

We plan to develop innovative therapies that change the paradigm of disease management by redirecting gene regulation for the treatment of cancer, chemotherapy-associated neutropenia (low white cell count), bone marrow function, bone metabolism and lipid metabolism. Our mission is to make progress towards individualized medicine allowing development of designer drugs for precise disease causation and to produce drugs that are cost effective thus allowing the population at large to gain their benefits.

Industry

The biotechnology and pharmaceutical industry is highly competitive and subject to rapid and profound technological change. Our present and potential competitors include major pharmaceutical companies, as well as specialized biotechnology and life sciences firms in the United States and in other countries. Most of these companies have considerably greater financial, technical and marketing resources than we do. Additional mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated in our competitors. Our existing or prospective competitors may develop processes or products that are more effective than ours or be more effective at implementing their technologies to develop commercial products faster. Our competitors may succeed in obtaining patent protection and/or receiving regulatory approval for commercializing products before us. Developments by our competitors may render our product candidates obsolete or non-competitive.

We also experience competition from universities and other research institutions, and we are likely to compete with others in acquiring technology from those sources. There can be no assurance that others will not develop technologies with significant advantages over those that we are seeking to develop, thus harming our business.

The Opportunity

We have acquired a large portfolio of intellectual property, know how, a library of small molecule compounds, and three clinical or pre-clinical stage therapeutic compounds pursuant to a license agreement with Vitae Pharmaceuticals, Inc. Such technologies represent nearly 20 years of research and development work in the field of retinoic acid, cancer biology, medicinal chemistry, manufacturing, pre-clinical and clinical drug development. The opportunities are four-fold: (1) a leukemia therapy that is based on established mechanism of action that is a more selective entrant into an established class of cancer therapy, (2) early candidate for solid tumors (particularly lung and breast cancer), (3) a novel therapeutic approach to addressing the impact of chemotherapy associated neutropenia (a large, well established therapeutic need), and (4) a large library of other retinoic compounds that represent an internal pipeline.

We plan to implement a research and development plan for three lead compounds. Each compound represents a unique chemical structure, unique class of therapy and biological function. One compound will be developed for the treatment of leukemia, a second compound will be tested for safety in humans followed by efficacy studies in some of the most common cancers including lung cancer, and breast cancer. The third program is intended to evaluate and develop a therapy to reduce the toxicity of chemotherapy to the bone marrow, in particular, diminish the risk of infection as consequence of reduction in white blood cell count. A platform of technology, intellectual property, and a large library of small molecules will be used for later implementation of additional discoveries to make novel therapeutics. We believe we have the necessary skills and chemical resources to produce novel therapies for other human diseases such as slow bone repair and healing, cartilage loss, lipid metabolic defects, and diabetes mellitus.

We do not currently anticipate that we will derive any revenues from either product sales or licensing during the foreseeable future. We do not have any bank credit lines and have financed all of our prior operations through the sale of securities. The estimated cost of completing the development of our current product candidate and of obtaining all required regulatory approvals to market that product candidate is substantially greater than the amount of funds we currently have available. We believe that our existing cash balances will be sufficient to fund completion of our planned Phase I clinical trial and to fund our currently planned level of operations through at least May 2009. We will seek to obtain additional funds through various financing sources, including possible sales of our securities, and in the longer term through strategic alliances with other pharmaceutical or biopharmaceutical companies, but there is no assurance that we will be able to obtain any additional funding from any potential financing sources, or create any such alliances, or that the terms under which we would obtain any funding will be sufficient to fund our operations.

Our principal executive offices are located at 18 Technology, Suite 130, Irvine, California 92618, and our telephone number at that address is (949) 336-7111.

Company History

We were formed as a Nevada corporation on August 14, 2001 as Quest Group International, Inc.  From our inception in 2001 until earlier this year, we were in the business of selling nutritional products to independent distributors and consumers in the United States and Japan. In connection with recent private placements of our stock and our entry into a licensing agreement with Vitae Pharmaceuticals, Inc., we have spun off our nutritional products business line and will operate going forward as a pharmaceutical company with a focus on nuclear receptor target therapeutics.

Private Placements

On or about April 27, 2007, we sold 63,000,000 shares of our common stock for $63,000, or $.001 per share.

On or about May 16, 2007, we sold an aggregate of 40,000,000 shares of common stock and received aggregate proceeds of $20,000,000. In accordance with the terms of the sale, we have agreed to file a registration statement for the issued shares within forty-five (45) days after the shares are issued. If the registration statement is not declared effective within one hundred twenty (120) days of the date the shares are issued, we have further agreed to pay, in cash, liquidated damages to the investors each month in an amount equal to 1% of the aggregate purchase price paid by the investors. Also in connection with this private placement, we paid to Hunter World Markets, Inc. as placement agent, a commission of 10% on the gross proceeds of the private placement and issued a five-year warrant to purchase common stock equal to 30% of the number of shares sold in the private placement offering, exercisable at $1.00 per share. For a period of two years, ending on May 16, 2009, we will appoint a designee of Hunter World to our Board of Directors at Hunter World’s request. Hunter World has the right to replace such director and appoint a substitute director. In connection with and concurrently with the private placement on May 16, stockholders holding an aggregate of 7,759,000 shares of our common stock cancelled their shares in consideration for an aggregate amount of $750,000. The securities issued on May 16, 2007 have anti-dilution protection for one year from the date the registration statement is declared effective by the SEC.

During the period between May 30, 2007 and June 27, 2007, we sold an aggregate of 1,000,000 shares of our common stock and received aggregate proceeds of $500,000. The shares of common stock issued on May 30, 2007 and June 25, 2007 do not have anti-dilution protection and are subject to the terms of a lock-up agreement, pursuant to which the shares cannot be sold, transferred, assigned, pledged or hypothecated until the conclucion of the 18-month period after the date the registration statement is declared effective by the SEC. In connection with the aforementioned sale, Hunter World received a commission of 5% on half the gross proceeds and received a five-year warrant to purchase common stock equal to 300,000 shares, or 30% of the number of shares sold, exercisable at $1.00 per share.

The Offering

This offering involves 67,000,000 shares of our common stock, consisting of 55,000,000 shares of our common stock and 12,300,000 shares of our common stock issuable upon exercise of warrants with an exercise price of $1.00 per share.

Common stock offered by investors in the private placement	40,000,000 shares

Securities offered by Hunter World Markets, Inc.	27,300,000 shares (1)

Common stock currently outstanding	106,500,000 shares (2)

Common stock to be outstanding after the offering, assuming the exercise of all warrants for the shares covered by this prospectus	118,800,000 shares (1)

OTC Bulletin Board Trading Symbol	QSTG

Risk Factors	An investment in our common stock involves significant risks. See “Risk Factors” beginning on page 4.

(1)
Includes 12,300,000 shares of common stock issuable upon the exercise of the warrant with an exercise price of $1.00 per share, issued to Hunter World Markets, Inc. The warrants are not exercisable until at least February 18, 2008.

(2)
Does not include 12,300,000 shares of common stock issuable upon the exercise of the warrants with an exercise price of $1.00 per share issued to Hunter World Markets, Inc. The warrants are not exercisable until at least February 18, 2008. Also, does not include 6,650,652 shares of common stock issuable to our licensor upon the reaching of certain milestones under our license agreement.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risks described below before deciding to invest in or maintain your investment in our company. The risks described below are not intended to be an all-inclusive list of all of the potential risks relating to an investment in our securities. If any of the following or other risks actually occur, our business, financial condition or operating results and the trading price or value of our securities could be materially adversely affected.

Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this Propsectus.

RISKS RELATED TO OUR BUSINESS

We are a development stage company with no operating history and, accordingly, you will not have any basis on which to evaluate our ability to achieve our business objective.

We are a development stage company and our ability to begin operations is dependent upon our ability in developing marketable and profitable products. Since we do not have an operating history related to the pharmaceutical business and the development of pharmaceutical drugs, you will have no basis upon which to evaluate our ability to achieve our business objectives. We have no present revenues and will not generate any revenues in the near future.

We are a development stage company that has no financial statements related to the new business we plan to pursue. Our prior history is not indicative of the new business, and there is no guarantee that we will commercialize our products or generate any revenue in our new business.  You may lose all of your investment in our Company.

            You cannot rely on the financial statements that have been previously reported with the Securities and Exchange Commission as they do not reflect the new and untested business that we are embarking on. The amounts raised from the sale of our securities in the private placements may prove to be inadequate for the capital-intensive nature of our operations. Our prior history is not indicative of the new and speculative plan of operation that we intend to pursue, and there is no guarantee that we will generate revenue and be profitable in our new business. You may lose all of your investment in our Company.

We will be engaged in early stage research and as such may not be successful in our efforts to develop a portfolio of commercially viable products.

A key element of our strategy is to develop and commercialize a portfolio of new drugs. We are seeking to do so through our internal research programs. A significant portion of the research that we are conducting involves new strategies and targets, some based on previously established pharmacology and some that is novel. Research programs to identify new disease targets and product candidates require substantial technical, financial and human resources, whether or not any product candidates or technologies are ultimately identified. Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development due to harmful side effects or other characteristics that indicate they are unlikely to be effective drugs.

Although we have identified potential product candidates in the areas of acute myeloid leukemia, solid cancers (lung and breast), and chemotherapy associated neutropenia (low white cell count), the work needed to demonstrate their commercial viability is at a very early stage. The follow-up research needed to demonstrate the viability of the product is costly and time-consuming, and may reveal that the product does not function as expected or that it is otherwise not commercially viable.

If we are unable to confirm efficacy and safety of these candidates through internal research programs, license suitable products or deliver technologies on acceptable business terms, our business prospects will suffer.

We do not expect to obtain any revenues for several years and there is no assurance that we will ever generate revenue or be profitable. If we do not generate revenues and achieve profitability, we will be forced to cease or substantially curtail our operations and you may lose your entire investment.

Because we are currently engaged in research at a very early stage, significant time may be required to develop any product or intellectual property capable of generating revenues. As such, our business is unlikely to generate any revenue in the next several years, and may never do so. Even if we are able to generate revenues in the future through licensing our technologies or through product sales, there is no assurance that our revenues will exceed our expenses. Should we fail to achieve profitability, you may lose your entire investment.

If we are unable to secure licenses to technologies or materials vital to our business, or if the rights to technologies that we have licensed terminate, our commercialization efforts could fail or be delayed.

Since the initial target therapies are compounds that have been licensed to us, the failure to secure and maintain these licenses may cause the delay or termination of our development plans. While we do not anticipate any challenges, unforeseen events can occur. Intellectual property allowing for the exclusive development of therapies has a finite lifespan. Prolonged delays in the successful development of therapies can lead to loss of exclusive, or even non-exclusive, marketing.

If we were to materially breach our present collaboration agreement or any future license or collaboration agreements, we could lose our ability to commercialize the related technologies, and our business could be materially and adversely affected.

We are party to a series of agreements and intend to enter into intellectual property licenses and agreements, all of which will be integral to our business. Under these agreements, we will have all necessary agreements and patent licenses in place to develop the compounds, however, subsequent unforeseen events may cause a deviation from the current business plan. These licenses and agreements impose various research, development, commercialization, sublicensing, royalty, indemnification, insurance and other obligations on us. If we or our collaborators fail to perform under these agreements or otherwise breach obligations imposed by them, we could lose intellectual property rights that are important to our business.

We may not be successful in establishing additional strategic collaborations, which could adversely affect our ability to develop and commercialize products.

We may seek opportunities to establish new collaborations, joint ventures and strategic collaborations for the development and commercialization of products we discover and/or develop. We face significant competition in seeking appropriate collaborators and the negotiation process is time-consuming and complex. We may not be successful in our efforts to establish additional strategic collaborations or other alternative arrangements. Even if we are successful in our efforts to establish a collaboration or agreement, the terms that we establish may not be favorable to us. We will also be dependent on several contractual services, the loss of which could result in delays in product development. Finally, such strategic alliances or other arrangements may not result in successful products and associated revenue.

The biotechnology and pharmaceutical industry is highly competitive and subject to rapid technological change.

The biotechnology and pharmaceutical industry is highly competitive and subject to rapid and profound technological changes. Our present and potential competitors include major pharmaceutical companies, as well as specialized biotechnology and life sciences firms in the United States and in other countries. Most of these companies have considerably greater financial, technical and marketing resources than us. Additional mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated in our competitors. Our existing or prospective competitors may develop processes or products that are more effective than ours or may be more effective at implementing their technologies to develop commercial products faster. Our competitors may succeed in obtaining patent protection and/or receiving regulatory approval for commercializing products before us. Developments by our competitors may render our product candidates obsolete or non-competitive.

We also experience competition from universities and other research institutions, and we are likely to compete with others in acquiring technology from those sources. There can be no assurance that others will not develop technologies with significant advantages over those that we are seeking to develop, which could harm our business.

We may be unable to compete successfully with our competitors.

We face competition from other companies seeking to identify and commercialize cancer biomarkers. We also compete with universities and other research institutions engaged in research in these areas. Many of our competitors have greater technical and financial resources than us.

Our ability to compete successfully is based on numerous factors, including: the cost-effectiveness of any product we ultimately commercialize relative to competing products; the ease of use and ready availability of any product we bring to market; and the relative speed with which we are able to bring any product resulting from our research to market in our target markets.

If we are unable to distinguish our products from competing products, or if competing products reach the market first, we may be unable to compete successfully with current or future competitors. This would cause our revenues to decline and affect our ability to achieve profitability.

We depend on certain key scientific personnel for our success. The loss of any such personnel could adversely affect our business, financial condition and results of operations.

The scientific team is composed of individuals who have been involved in the development of the patents upon which the three initial target therapies are based. The skill sets required to execute the development of therapies is dependent upon the unique skills, knowledge in the field, and knowledge around the specific technologies that represent the core of this business. Skilled individuals who headed the discovery and development of many of the core programs are part of this business. The loss of any of these individuals especially early in the life of this business can slow the progress. Loss of one or more of these individuals may have a detrimental effect on our abilities to continue the development programs in a timely fashion.

We expect to rely heavily on third parties for the conduct of clinical trials of our product candidates. If these clinical trials are not successful, or if we or our collaborators are not able to obtain the necessary regulatory approvals, we will not be able to commercialize our product candidates.

In order to obtain regulatory approval for the commercial sale of our product candidates, we and our collaborators will be required to complete extensive preclinical studies as well as clinical trials in humans to demonstrate to the U.S. Food and Drug Administration and foreign regulatory authorities that our product candidates are safe and effective.

Clinical development is a long, expensive and uncertain process. Accordingly, preclinical testing and clinical trials, if any, of our product candidates under development may not be successful. We could experience delays in preclinical or clinical trials of any of our product candidates, obtain unfavorable results in a development program, or fail to obtain regulatory approval for the commercialization of a product. Preclinical studies or clinical trials may produce negative, inconsistent or inconclusive results, and we or our collaborators may decide, or regulators may require us, to conduct additional preclinical studies or clinical trials. The results from early clinical trials may not be statistically significant or predictive of results that will be obtained from expanded, advanced clinical trials.

Furthermore, the timing and completion of clinical trials, if any, of our product candidates depend on, among other factors, the number of patients we will be required to enroll in the clinical trials and the rate at which those patients are enrolled. Any increase in the required number of patients, decrease in recruitment rates, or difficulties retaining study participants, may result in increased costs, program delays or both.

Also, our products under development may not be effective in treating any of our targeted disorders or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may prevent or limit their commercial use. Institutional review boards or regulators, including the FDA, may hold, suspend or terminate our clinical research or the clinical trials of our product candidates for various reasons, including non-compliance with regulatory requirements or if, in their opinion, the participating subjects are being exposed to unacceptable health risks. Additionally, the failure of third parties conducting or overseeing the operation of the clinical trials to perform their contractual or regulatory obligations in a timely fashion could delay the clinical trials. Failure of clinical trials can occur at any stage of testing. Any of these events could adversely affect our ability to market a product candidate.

We may be subject to product liability and other claims that could have a material negative effect on our operations and on our financial condition.

The development and sale of medical products in general expose us to the risk of significant damages from product liability and other claims. Product liability claims could delay or prevent completion of our clinical development programs. If we succeed in marketing our proposed lead product candidate or any future product candidates, such claims could result in an FDA investigation of the safety and effectiveness of our products or our marketing programs, and potentially a recall of our products or more serious enforcement action, or limitations on the indications for which they may be used, or suspension or withdrawal of approval. We plan to obtain and maintain product liability insurance for coverage of our clinical trial activities. There is no assurance that we will be able to secure such insurance in the amounts we are seeking, or at all, for any of the trials for our proposed lead product candidate or any future product candidates. We intend to obtain coverage for our products when they enter the marketplace (as well as requiring the manufacturers of our products to maintain insurance), but we do not know if insurance will be available to us at all or at acceptable costs. The costs for many forms of liability insurance have risen substantially in recent years, and such costs may continue to increase in the future, which could materially impact our costs for clinical or product liability insurance. If the cost is too high, we will have to self-insure, and we may have inadequate financial resources to pay the costs of any claims. A successful claim in excess of our product liability coverage could have a material adverse effect on our business, financial condition and results of operations.

Before we can market our lead product candidate or any future product candidates, we must obtain governmental approval for each product candidate, the application and receipt of which is time-consuming, costly and uncertain.

Our lead product candidate and any future product candidates that we will be developing will require approval of the FDA before they can be marketed in the United States. Although our focus at this time is primarily on the U.S. market, in the future similar approvals will need to be obtained from foreign regulatory agencies before we can market our current or proposed product candidates in other countries. The process for filing and obtaining FDA approval to market therapeutic products is both time-consuming and costly, with no certainty of a successful outcome. The historical failure rate for companies seeking to obtain FDA approval of therapeutic products is high. This process includes conducting extensive pre-clinical research and clinical testing, which may take longer and cost more than we initially anticipate due to numerous factors, including without limitation, difficulty in securing appropriate centers to conduct trials, difficulty in enrolling patients in conformity with required protocols in a timely manner, unexpected adverse reactions to our proposed product candidates by patients in the trials and changes in the FDA’s requirements for our testing during the course of that testing. The FDA may require additional pre-clinical work for our lead product candidate, which could necessitate significant expenditures that we have not budgeted and which could significantly delay the commencement of clinical trials. The formulation of our lead product candidate has not been previously tested in patients, and we may encounter unexpected and adverse immune responses or other side effects in the patients whom we test with this vaccine product candidate.

The time required to obtain FDA and other approvals is unpredictable but often can exceed five years following the commencement of clinical trials, depending upon the complexity of the product. Any analysis we perform of data from preclinical and clinical activities is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. We may also encounter unexpected delays or increased costs due to a variety of reasons, including new government regulations from future legislation or administrative action, or from changes in FDA policy during the period of product development, clinical trials and FDA regulatory review.

Any delay or failure in our clinical trial program and in obtaining required approvals would have a material adverse effect on our ability to generate revenues from the particular product. Furthermore, any regulatory approval to market a product may be subject to limitations on the indicated uses for which we may market the product. These limitations may limit the size of the market for the product.

The Fast Track designation for development of our lead product candidate or any other potential product candidate may not lead to a faster development, regulatory review or approval process, and it does not increase the likelihood that our product candidate will receive marketing approval.

If a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, the drug sponsor may apply for FDA Fast Track designation for a particular indication. Marketing applications filed by sponsors of products in Fast Track development may qualify for priority review under the policies and procedures offered by the FDA, but the Fast Track designation does not assure any such qualification or ultimate marketing approval by the FDA. Receipt of Fast Track designation may not result in a faster development process, review or approval compared to drugs considered for approval under conventional FDA procedures. In addition, the FDA may withdraw any Fast Track designation at any time. We may seek Fast Track designation for our lead brain tumor vaccine candidate or any future product candidates, but there is no assurance that the FDA will grant this status to any of our proposed product candidates.

Because our lead product candidate represents and our other future potential product candidates will represent novel approaches to the treatment of disease, there are many uncertainties regarding the development, the market acceptance, third party reimbursement coverage and the commercial potential of our product candidates.

There is no assurance that the approaches offered by our lead product candidate or any future product candidates will gain broad acceptance among doctors or patients or that governmental agencies or third party medical insurers will be willing to provide reimbursement coverage for our proposed product candidates. Moreover, we do not have internal marketing data research resources and are not certain of and have not attempted to independently verify the potential size of the commercial markets for our lead product candidate or any future product candidates. Since our lead product candidate and any future product candidates will represent new approaches to treating various conditions, it may be difficult, in any event, to accurately estimate the potential revenues from these product candidates. We may spend large amounts of money trying to obtain approval for these product candidates, and never succeed in doing so. In addition, these product candidates may not demonstrate in large sets of patients the pharmacological properties ascribed to them in the laboratory studies or smaller groups of patients, and they may interact with human biological systems in unforeseen, ineffective or even harmful ways either before or after they are approved to be marketed. We do not yet have sufficient information to reliably estimate what it will cost to commercially manufacture our lead product candidate or any future product candidates, and the actual cost to manufacture these products could materially and adversely affect the commercial viability of these products. As a result, we may never succeed in developing a marketable product. If we do not successfully develop and commercialize products based upon our approach, we will not become profitable, which would materially, adversely affect the value of our common stock.

Other factors that are presently unknown to us that we believe will materially affect market acceptance of our lead product candidate or any future product candidates include:

•	the timing of our receipt of any marketing approvals, the terms of any approvals and the countries in which approvals are obtained;

•	the safety, efficacy and ease of administration;

•	the availability of government and third-party payor reimbursement;

•	the pricing of our product candidates, particularly as compared to alternative treatments; and

•	the availability of alternative effective forms of treatments, at that time, for the diseases that the product candidates we are developing are intended to treat.

If we or our manufacturers or service providers fail to comply with regulatory laws and regulations, we or they could be subject to enforcement actions, which could affect our ability to market and sell our lead product candidate and any future product candidates and may harm our reputation.

If we or our collaborators, manufacturers or service providers fail to comply with applicable federal, state or foreign laws or regulations, we could be subject to enforcement actions, which could affect our ability to develop, market and sell our lead product candidate or any future product candidates under development successfully and could harm our reputation and lead to reduced or non-acceptance of our proposed product candidates by the market. Even technical recommendations or evidence by the FDA through letters, site visits, and overall recommendations to academia or biotechnology companies may make the manufacturing of a clinical product extremely labor intensive or expensive, making the product candidate no longer viable to manufacture in a cost efficient manner. The very nature of the product may make the product candidate not commercially viable. The required testing of the product candidate may make that candidate no longer commercially viable. The conduct of clinical trials may be critiqued by the FDA, Institutional Review Board, or the Institutional Biosafety Committee; which may delay or make impossible clinical testing of a product candidate. The Data Safety Monitoring Committee may stop a trial or deem a product unsafe to continue testing. This may have significant negative repercussions on the value of the product and may have negative repercussions on the Company and on the shareholders.

Even if we obtain regulatory approvals, our products will be subject to ongoing regulatory review.

Following any initial regulatory approval of any products we may develop, we will also be subject to continuing regulatory review, including the review of adverse drug experiences and clinical results that are reported after our products are made commercially available. This would include results from any post-marketing tests or vigilance required as a condition of approval. The manufacturer and manufacturing facilities we use to make any of our products will also be subject to periodic review and inspection by the FDA. The discovery of any previously unknown problems with the product, manufacturer or facility may result in restrictions on the product or manufacturer or facility, including withdrawal of the product from the market. We do not have, and currently do not intend to develop, the ability to manufacture material for our clinical trials or on a commercial scale. Reliance on third-party manufacturers entails risks, including the continuation of a contractual or other relationship with the third party manufacturer, and reliance on the third-party manufacturer for regulatory compliance. Our product promotion and advertising is also subject to regulatory requirements and continuing FDA review.

The potential ramifications are far-reaching if there are areas identified as out of compliance by regulatory agencies including, but not limited to, significant financial penalties, manufacturing and clinical trial consent decrees, commercialization restrictions or other restrictions and litigation.

Failure to obtain regulatory approval in foreign jurisdictions will prevent us from marketing our products abroad.

We intend to market our products in international markets. In order to market our products in the European Union and many other foreign jurisdictions, we must obtain separate regulatory approvals. The approval procedure varies among countries and can involve additional testing, and the time required to obtain approval may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. We may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market.

We are subject to uncertainty relating to health care reform measures and reimbursement policies which, if not favorable to our product candidates, could hinder or prevent our product candidates’ commercial success.

The continuing efforts of the government, insurance companies, managed care organizations and other payors of health care costs to contain or reduce costs of health care may adversely affect: (1) our ability to generate revenues and achieve profitability; (2) the future revenues and profitability of our potential customers, suppliers and collaborators; and (3) the availability of capital.

In certain foreign markets, the pricing of prescription pharmaceuticals is subject to government control. In the United States, given recent federal and state government initiatives directed at lowering the total cost of health care, the U.S. Congress and state legislatures will likely continue to focus on health care reform, the cost of prescription pharmaceuticals and on the reform of the Medicare and Medicaid systems. While we cannot predict the full effects of the implementation of this new legislation or whether any legislative or regulatory proposals affecting our business will be adopted, the implementation of this legislation or announcement or adoption of these proposals could have a material and adverse effect on our business, financial condition and results of operations.

Our ability to commercialize our product candidates successfully will depend in part on the extent to which governmental authorities, private health insurers and other organizations establish appropriate reimbursement levels for the cost of our products and related treatments. Third-party payors are increasingly challenging the prices charged for medical products and services. Also, the trend toward managed health care in the United States, which could significantly influence the purchase of health care services and products, as well as legislative proposals to reform health care or reduce government insurance programs, may result in lower prices for our product candidates or exclusion of our product candidates from reimbursement programs. The cost containment measures that health care payors and providers are instituting and the effect of any health care reform could materially and adversely affect our results of operations.

If physicians and patients do not accept the products that we may develop, our ability to generate product revenue in the future will be adversely affected.

The product candidates that we may develop may not gain market acceptance among physicians, healthcare payors, patients and the medical community. This will adversely affect our ability to generate revenue. Market acceptance of and demand for any product that we may develop will depend on many factors, including: our ability to provide acceptable evidence of safety and efficacy; convenience and ease of administration; prevalence and severity of adverse side effects; cost effectiveness; effectiveness of our marketing strategy and the pricing of any product that we may develop; publicity concerning our products or competitive products; and our ability to obtain third-party coverage or reimbursement.

We face the risk of product liability claims and may not be able to obtain insurance.

Our business exposes us to the risk of product liability claims that is inherent in the testing, manufacturing, and marketing of drugs. Although we will obtain product liability and clinical trial liability insurance when appropriate, this insurance is subject to deductibles and coverage limitations. We may not be able to obtain or maintain adequate protection against potential liabilities. In addition, if any of our product candidates are approved for marketing, we may seek additional insurance coverage. If we are unable to obtain insurance at acceptable cost or on acceptable terms with adequate coverage or otherwise protect against potential product liability claims, we will be exposed to significant liabilities, which may harm our business.

The cost of defending against product liability claims brought against us can be costly and time consuming, and may harm our business.

Product liability claims brought against the Company could prevent or interfere with our product commercialization efforts. Interference can be filed by other inventors/licensees if they believe they have intellectual property covering any part of the discovery and development of our therapeutic product. Such interference can delay the product development. We currently have no obvious interference and do not anticipate any, but unforeseen events can occur, leading to delays, or even block of developing a product. Defending a suit, regardless of merit, could be costly, could divert management attention and might result in adverse publicity or reduced acceptance of our products in the market.

If we are not able to protect and control our unpatented trade secrets, know-how and other technological innovation, we may suffer competitive harm.

We also rely on proprietary trade secrets and unpatented know-how to protect our research and development activities, particularly when we do not believe that patent protection is appropriate or available. However, trade secrets are difficult to protect. We will attempt to protect our trade secrets and unpatented know-how by requiring our employees, consultants and advisors to execute a confidentiality and non-use agreement. We cannot guarantee that these agreements will provide meaningful protection, that these agreements will not be breached, that we will have an adequate remedy for any such breach, or that our trade secrets will not otherwise become known or independently developed by a third party. Our trade secrets, and those of our present or future collaborators that we utilize by agreement, may become known or may be independently discovered by others, which could adversely affect the competitive position of our product candidates.

We may incur substantial costs as a result of litigation or other proceedings to enforce our patents, defend against third-party patents, invalidate third-party patents or license third-party intellectual property.

We may not have rights under some patents or patent applications that may cover technologies that we use in our research, drug targets that we select, or product candidates that we seek to develop and commercialize. Third parties may own or control these patents and patent applications in the United States and abroad. These third parties could bring claims against us or our collaborators that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages. Further, if a patent infringement suit were brought against us or our collaborators, we or they could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit. We or our collaborators therefore may choose to seek, or be required to seek, a license from the third-party and would most likely be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we or our collaborators were able to obtain a license, the rights may be nonexclusive, which would give our competitors access to the same intellectual property. Ultimately, we could be prevented from commercializing a product or forced to cease some aspect of our business operations as a result of patent infringement claims, which could harm our business.

There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries. Although we are not currently a party to any patent litigation or any other adversarial proceeding, including any interference proceeding declared before the United States Patent and Trademark Office, regarding intellectual property rights with respect to our products and technology, we may become so in the future. We are not currently aware of any actual or potential third party infringement claim involving our products. The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. The outcome of patent litigation is subject to uncertainties that cannot be adequately quantified in advance, including the demeanor and credibility of witnesses and the identity of the adverse party, especially in biotechnology related patent cases that may turn on the testimony of experts as to technical facts upon which experts may reasonably disagree. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. If a patent or other proceeding is resolved against us, we may be enjoined from researching, developing, manufacturing or commercializing our products without a license from the other party and we may be held liable for significant damages. We may not be able to obtain any required license on commercially acceptable terms or at all.

Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could harm our ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant time from management.

If we are unable to protect our intellectual property rights, our competitors may develop and market products with similar features that may reduce demand for our potential products.

The following factors are important to our success: receiving patent protection for our product candidates; preventing others from infringing our intellectual property rights; and maintaining our patent rights and trade secrets.

We will be able to protect our intellectual property rights in patents and trade secrets from unauthorized use by third parties only to the extent that such intellectual property rights are covered by valid and enforceable patents or are effectively maintained as trade secrets.

The initial clinical development candidates that we are considering for development are covered by issued U.S. New Chemical Entity patents. We anticipate that we will apply for further patents based on our ongoing research. Because issues of patentability involve complex legal and factual questions, the issuance, scope and enforceability of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. U.S. patents and patent applications may also be subject to interference or reexamination proceedings in the U.S. Patent and Trademark Office. Foreign patents may be subject to opposition or comparable proceedings in corresponding foreign patent offices, and such proceedings could result in either loss of the patent or denial of the patent application, or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such interference, reexamination and opposition proceedings may be costly. Thus, any patents that we own or license from others may not provide any protection against competitors. Furthermore, an adverse decision in an interference proceeding can result in a third-party receiving the patent rights sought by us, which in turn could affect our ability to market a potential product to which that patent filing was directed. Our pending patent applications, those that we may file in the future, or those that we may license from third parties may not result in patents being issued. If issued, they may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Furthermore, others may independently develop similar technologies or duplicate any technology that we have developed. Many countries, including certain countries in Europe, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. For example, compulsory licenses may be required in cases where the patent owner has failed to “work” the invention in that country, or the third-party has patented improvements. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of the patent. Moreover, the legal systems of certain countries, particularly certain developing countries, do not favor the aggressive enforcement of patent and other intellectual property protection, which makes it difficult to stop infringement.

In addition, our ability to enforce our patent rights depends on our ability to detect infringement. It is difficult to detect infringers who do not advertise the compounds that are used in their products. Any litigation to enforce or defend our patent rights, even if we prevail, could be costly and time-consuming and would divert the attention of management and key personnel from business operations.

We will also rely on trade secrets, know-how and technology, which are not protected by patents, to maintain our competitive position. We will seek to protect this information by entering into confidentiality agreements with parties that have access to it, such as strategic partners, collaborators, employees and consultants. Any of these parties may breach these agreements and disclose our confidential information or our competitors might learn of the information in some other way. If any trade secret, know-how or other technology not protected by a patent were disclosed to or independently developed by a competitor, our business, financial condition and results of operations could be materially adversely affected.

The patent process is exceedingly time consuming and the loss of patent protection may cause a reduction or loss of future revenue stream.

The patent process is exceedingly time consuming. The time consumed by development, regulatory review, and creation of a market for a drug may significantly intrude into the finite patent life of the particular drug. Loss of patent protection ultimately enables generic versions of the drug to enter the market, which will significantly adversely impact future revenue streams of the Company. An initially profitable drug may thus become significantly less profitable.

If our third-party manufacturers’ facilities do not follow current good manufacturing practices, our product development and commercialization efforts may be harmed.

There are a limited number of manufacturers that operate under the FDA’s and European Union’s good manufacturing practices regulations and are capable of manufacturing products. Third-party manufacturers may encounter difficulties in achieving quality control and quality assurance and may experience shortages of qualified personnel. A failure of third-party manufacturers to follow current good manufacturing practices or other regulatory requirements, or to document their adherence to such practices, may lead to significant delays in the availability of products for commercial use or clinical study, the termination of, or hold on, a clinical study, or the delay or prevention of filing or approval of marketing applications for our products. In addition, we could be subject to sanctions, including fines, injunctions and civil penalties. Changing manufacturers may require FDA approval or additional clinical trials and the revalidation of the manufacturing process and procedures in accordance with FDA mandated current good manufacturing practices. This revalidation may be costly and time consuming. If we are unable to arrange for third-party manufacturing of our products on commercially reasonable terms, we may not be able to complete development or marketing of our products.

Another development that may affect the pricing of drugs is regulatory action regarding drug reimportation into the United States. The Medicare Prescription Drug, Improvement and Modernization Act of 2003, which became law in December 2003, requires the Secretary of the U.S. Department of Health and Human Services (the “Secretary”) to promulgate regulations allowing drug reimportation from Canada into the United States under certain circumstances. These provisions will become effective only if the Secretary certifies that such imports will pose no additional risk to the public’s health and safety and will result in significant cost savings to consumers. To date, the Secretary has made no such finding, but he could do so in the future. Proponents of drug reimportation may also attempt to pass legislation that would remove the requirement for the Secretary’s certification or allow reimportation under circumstances beyond those anticipated under current law. If legislation is enacted, or regulations issued, allowing the reimportation of drugs, it could decrease the reimbursement we would receive for any products that we may commercialize, negatively affecting our anticipated revenues and prospects for profitability.

RISKS RELATED TO CAPITAL STRUCTURE

There is no assurance of an established public trading market, and the failure to establish one would adversely affect the ability of our investors to sell their securities in the public market.

At present, there is no active trading market for the Company’s securities, and there can be no assurance that a trading market will develop. Our common stock, however, is traded on the OTC Bulletin Board. The National Association of Securities Dealers (the “NASD”) has enacted changes that limit quotations on the OTC Bulletin Board to securities of issuers that are current in their reports filed with the Securities and Exchange Commission. The OTC Bulletin Board is an inter-dealer, over-the-counter market that provides significantly less liquidity than the NASD’s automated quotation system (the “NASDAQ Stock Market”). Unlike quotes for the NASDAQ Stock Market, quotes for stocks included on the OTC Bulletin Board are not listed in the financial sections of newspapers. Therefore, prices for securities traded solely on the OTC Bulletin Board may be difficult to obtain and holders of our common stock may be unable to resell their securities at or near their original offering price, or at all.

Factors which may adversely affect market prices of the Company’s common stock.

Market prices for our common stock will be influenced by a number of factors, including:

•	the issuance of new equity securities pursuant to a future offering or acquisition;

•	changes in interest rates;

•	competitive developments, including announcements by competitors of new products or services or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	variations in quarterly operating results;

•	changes in financial estimates by securities analysts;

•	the depth and liquidity of the market for our common stock;

•	investor perceptions of our company and the medical device industry generally; and

•	general economic and other national conditions.

Shares eligible for future sale may adversely affect the market price of our common stock.

We have recently issued 104,000,000 shares of our Company common stock and warrants to purchase an additional 12,300,000 shares of our Company common stock to investors through private placement transactions exempt from registration under the Securities Act of 1933. This registration statement covers 55,000,000 shares of common stock issued in the private placement offering and 12,300,000 shares upon exercise of the warrant issued to the placement agent in connection with the private placement. The remaining shares will continue to be “restricted” securities under applicable federal and state securities laws. See “Selling Stockholders” below. The sale, or availability for sale, of substantial amounts of this stock, either pursuant to this registration statement or pursuant to the exemption afforded for the sale of “restricted” securities by Rule 144 of the Securities Act, could adversely affect the future market price of the common stock and could impair our ability to raise additional capital through the sale of our equity securities or debt financing.

Our common stock is considered a “penny stock” and may be difficult to sell.

Our common stock is considered to be a “penny stock” since it meets one or more of the definitions in Rules 15g-2 through 15g-6 promulgated under Section 15(g) of the Exchange Act. The characteristics that define a “penny stock” include but are not limited to the following: (i) the stock trades at a price less than $5.00 per share; (ii) the stock is NOT traded on a “recognized” national exchange; (iii) the stock is NOT quoted on the NASDAQ Stock Market, or even if so, has a price less than $5.00 per share; or (iv) the stock is issued by a company with net tangible assets less than $2.0 million, if in business more than a continuous three years, or with average revenues of less than $6.0 million for the past three years. The principal result or effect of being designated a “penny stock” is that securities broker-dealers cannot recommend the stock but must trade in it on an unsolicited basis.

Additionally, Section 15(g) of the Exchange Act and Rule 15g-2 promulgated thereunder by the SEC require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor’s account.

Potential investors in our common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be “penny stock.” Moreover, Rule 15g-9 requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor’s financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for holders of our common stock to resell their shares to third-parties or to otherwise dispose of them in the market or otherwise.

If we fail to maintain effective internal controls over financial reporting, the price of our common stock may be adversely affected.

Our internal controls over financial reporting may have weaknesses and conditions that need to be addressed, the disclosure of which may have an adverse impact on the price of our common stock. We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations. In addition, management’s assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management’s assessment of our internal controls over financial reporting or disclosure of our public accounting firm’s attestation to or report on management’s assessment of our internal controls over financial reporting may have an adverse impact on the price of our common stock.

Standards for compliance with Section 404 of the Sarbanes-Oxley Act of 2002 are uncertain, and if we fail to comply in a timely manner, our business could be harmed and our stock price could decline.

Rules adopted by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 require annual assessment of our internal controls over financial reporting. We believe that this requirement will first apply to our annual report for fiscal 2007. The standards that must be met for management to assess the internal controls over financial reporting as effective are new and complex, and require significant documentation, testing and possible remediation to meet the detailed standards. We may encounter problems or delays in completing activities necessary to make an assessment of our internal controls over financial reporting. In addition, the attestation process by our independent registered public accountants is new and we may encounter problems or delays in completing the implementation of any requested improvements. If we cannot assess our internal controls over financial reporting as effective, investor confidence and share value may be negatively impacted.

We do not foresee paying cash dividends in the foreseeable future.

We have not paid cash dividends on our stock and do not plan to pay cash dividends on our common stock in the foreseeable future.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements, which reflect the views of our management with respect to future events and financial performance. These forward-looking statements are subject to a number of uncertainties and other factors that could cause actual results to differ materially from such statements. Forward-looking statements are identified by words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “projects,” “targets” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which are based on the information available to management at this time and which speak only as of this date. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For a discussion of some of the factors that may cause actual results to differ materially from those suggested by the forward-looking statements, please read carefully the information under “Risk Factors” beginning on page 4.

The identification in this document of factors that may affect future performance and the accuracy of forward-looking statements is meant to be illustrative and by no means exhaustive. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. You may rely only on the information contained in this prospectus.

We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor the sale of common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these securities in any circumstances under which the offer or solicitation is unlawful.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the common stock by the selling stockholders pursuant to this prospectus. All proceeds from the sale of the shares will be for the account of the selling stockholders. However, we will receive the proceeds from the exercise, if any, of the warrants held by one of the selling stockholders for the 12,300,000 shares underlying such warrants which are covered by this prospectus. If such warrants to purchase 12,300,000 shares of common stock are exercised for cash, the total amount of proceeds we would receive is approximately $12,300,000. We would expect to use the proceeds we receive from the exercise of the warrants, if any, for general working capital purposes. We will pay the expenses of registration of these shares, including legal and accounting fees.

BUSINESS

We formerly sold nutritional products to independent distributors and customers, and sold this nutritional products business line to a limited liability company, effective May 31, 2007. We entered into a license agreement with Vitae Pharmaceuticals, Inc. on May 11, 2007, under which we acquired an exclusive, worldwide sublicense, with the right to grant further sublicenses, to certain compounds and technology for all human and veterinary use. We have no operating history in the pharmaceuticals industry but we anticipate that we will develop innovative therapies that change the paradigm of disease management by redirecting the gene regulation for the treatment of cancer, bone marrow function, bone metabolism and lipid metabolism. We plan to make progress towards individualized medicine allowing development of designer drugs for precise disease causation and to produce drugs that are cost effective thus allowing population at large to gain their benefits.

Corporate Business Strategy

A key element of our strategy is to develop and commercialize a portfolio of new drugs. We are seeking to do so through our internal research programs. A significant portion of the research that we are conducting involves new strategies and targets, some based on previously established pharmacology and some that is novel. The chemistry group has over 20 years of experience in creating novel compounds with subsequent optimization of the compound from the perspective of biological function (bioavailability), clinical monitoring, and cost-effective manufacturing. We believe we have the expertise needed in taking new cancer therapeutics from discovery to approval, including regulatory compliance, clinical trial design and execution. Research programs to identify new disease targets and product candidates require substantial technical, financial and human resources whether or not any candidates or technologies are ultimately identified. Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development due to harmful side effects or other characteristics that indicate they are unlikely to be effective drugs.

Concurrently with the closing of the private placement on or about May 16, 2007, we acquired a large portfolio of intellectual property, know how, a library of small molecule compounds, and three clinical or pre-clinical stage therapeutic compounds pursuant to a license agreement with Vitae Pharmaceuticals, Inc. Please see Vitae License Agreement below.

We plan to implement a research and development plan of three lead compounds. Each compound represents a unique chemical structure, unique class of therapy and biological function. One compound will be developed for the treatment of leukemia, a second compound will be tested for safety in humans followed by efficacy studies in some of the most common cancers including lung cancer, and breast cancer. The third program is intended to evaluate and develop a therapy to reduce the toxicity of chemotherapy to the bone marrow, in particular, diminish the risk of infection as consequence of reduction in white blood cell count. A platform of technology, intellectual property, and a large library of small molecules will be used for later implementation of additional discoveries to make novel therapeutics. We believe we have the necessary skills and chemical resources to produce novel therapies for other human diseases such as slow bone repair and healing, cartilage loss, lipid metabolic defects, and diabetes mellitus.

Vitae License Agreement

On May 11, 2007, we entered into a license agreement with Vitae Pharmaceuticals, Inc., a privately held company, under which we have acquired an exclusive, worldwide sublicense, with the right to grant further sublicenses, to certain compounds and technology for all human and veterinary use. The indications for the lead compounds are acute myeloid leukemia, solid cancers (lung and breast) and chemotherapy-induced neutropenia (low white cell count).

Vitae originally licensed these compounds in May 2004 from Allergan, Inc. and an Allergan affiliate and Ligand Pharmaceuticals Incorporated, which we refer to collectively in this Prospectus as the existing licensors. These compounds and technology are covered by a number of issued U.S. and foreign patents and patent applications, and the term of our sublicense will extend in each country until the later of the last to expire of any patents that are issued covering this technology or ten years from the first commercial sale of a product agreement. Vitae will retain its exclusive license from the existing licensors for certain excluded licensed compounds.

In connection with the license agreement, we paid Vitae out of the net proceeds of our private placement offering an upfront licensing fee of $2,100,000. We will pay an additional $50,000 within 30 days of the transfer of Vitae’s inventory of the licensed compounds. We also agreed to issue Vitae 6,650,652 shares of our common stock, or approximately 5.66% of our fully diluted common stock as of the initial closing of the private placement offering, upon reaching certain milestones. We will be required on Vitae’s behalf to pay the existing licensors additional specified milestone payments if we receive FDA marketing approval for a product containing a licensed compound.

In addition to the foregoing fees and milestone payments, we have agreed to pay Allergan (as well as its cross-licensee) and Vitae specified percentages of our net sales of products based on the licensed technology, which vary from product to product but which combined may total as much as 12% of our net sales. We have also agreed to pay Vitae a specified percentage of any sublicense revenues that we receive from our sublicensees. To maintain our rights to the licensed technology, we must meet certain development milestones under the original license agreements with the existing licensors. These milestones include, among others, filing at least one NDA in the U.S. or another major market for a product by May 10, 2011.

Intellectual Property

We have acquired exclusive worldwide rights from Vitae to the inventions described below. Our lead licensed compounds are covered by issued patents in the United States and certain foreign countries:

“Other compounds in the library have shown potential in preclinical models of bone and cartilage disease, hypertriglyceridemia, insulin resistance and dermatological conditions.”

Government Regulation

The United States and other developed countries extensively regulate the preclinical and clinical testing, manufacturing, labeling, storage, record-keeping, advertising, promotion, export, marketing and distribution of drugs and biologic products. The United States Food and Drug Administration, under the Federal Food, Drug, and Cosmetic Act, the Public Health Service Act and other federal statutes and regulations, regulates pharmaceutical and biologic products.

To obtain approval of our product candidates from the FDA, we must, among other requirements, submit data supporting safety and efficacy for the intended indication as well as detailed information on the manufacture and composition of the product candidate. In most cases, this will require extensive laboratory tests and preclinical and clinical trials. The collection of this data, as well as the preparation of applications for review by the FDA involve significant time and expense. The FDA also may require post-marketing testing to monitor the safety and efficacy of approved products or place conditions on any approvals that could restrict the therapeutic claims and commercial applications of these products. Regulatory authorities may withdraw product approvals if we fail to comply with regulatory standards or if we encounter problems at any time following initial marketing of our products.

The first stage of the FDA approval process for a new biologic or drug involves completion of preclinical studies and the submission of the results of these studies to the FDA. This data, together with proposed clinical protocols, manufacturing information, analytical data and other information submitted to the FDA, in an investigational new drug application (“IND”), must become effective before human clinical trials may commence. Preclinical studies generally involve FDA regulated laboratory evaluation of product characteristics and animal studies to assess the efficacy and safety of the product candidate.

After the IND becomes effective, a company may commence human clinical trials. These are typically conducted in three sequential phases, but the phases may overlap. Phase I trials consist of testing of the product candidate in a small number of patients or healthy volunteers, primarily for safety at one or more doses. Phase I trials in cancer are often conducted with patients who are not healthy and who have end-stage or metastatic cancer. Phase II trials, in addition to safety, evaluate the efficacy of the product candidate in a patient population somewhat larger than Phase I trials. Phase III trials typically involve additional testing for safety and clinical efficacy in an expanded population at multiple test sites. A company must submit to the FDA a clinical protocol, accompanied by the approval of the Institutional Review Boards at the institutions participating in the trials, prior to commencement of each clinical trial.

To obtain FDA marketing authorization, a company must submit to the FDA the results of the preclinical and clinical testing, together with, among other things, detailed information on the manufacture and composition of the product candidate, in the form of a new drug application (“NDA”).

The amount of time taken by the FDA for approval of an NDA will depend upon a number of factors, including whether the product candidate has received priority review, the quality of the submission and studies presented, the potential contribution that the compound will make in improving the treatment of the disease in question, and the workload at the FDA.

The FDA may, during its review of an NDA, ask for additional test data that may require the conduct of additional clinical trials. If the FDA does ultimately approve the product candidate for marketing, it may require post-marketing testing to monitor the safety and effectiveness of the product. The FDA also may in some circumstances impose restrictions on the use of the product, which may be difficult and expensive to administer and may require prior approval of promotional materials.

The FDA may, in some cases, confer upon an investigational product the status of a fast track product. A fast track product is defined as a new drug or biologic intended for the treatment of a serious or life-threatening condition that demonstrates the potential to address unmet medical needs for this condition. The FDA can base approval of an NDA for a fast track product on an effect on a surrogate endpoint, or on another endpoint that is reasonably likely to predict clinical benefit. If a preliminary review of clinical data suggests that a fast track product may be effective, the FDA may initiate review of entire sections of a marketing application for a fast track product before the sponsor completes the application.

We will also be subject to a variety of regulations governing clinical trials and sales of our products outside the United States. Whether or not FDA approval has been obtained, approval of a product candidate by the comparable regulatory authorities of foreign countries and regions must be obtained prior to the commencement of marketing the product in those countries. The approval process varies from one regulatory authority to another and the time may be longer or shorter than that required for FDA approval. In the European Union, Canada and Australia, regulatory requirements and approval processes are similar, in principle, to those in the United States.

We also will be subject to federal regulation by the Occupational Safety and Health Administration and the Environmental Protection Agency and to regulation under the Toxic Substances Control Act, the Resource Conservation and Recovery Act and other federal and state regulatory statutes, and may in the future be subject to other federal, state or local regulations.

Property

We currently maintain our corporate office in 18 Technology, Suite 130, Irvine, CA 92618, under a month-to-month lease at a monthly rental rate of $4,096.00. We do not own or lease any other property.

Commercial Markets

Because we are a development stage company, it is unclear what commercial markets may be available for the products we develop, if any. The Company plans to make progress towards individualized medicine allowing development of designer drugs for precise disease causation and to produce drugs that are cost effective thus allowing the population at large to gain their benefits. Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development due to harmful side effects or other characteristics that indicate they are unlikely to be effective drugs. While our research may lead to extremely marketable products, we are unable to measure such marketability in commercial terms at this time.

Competition

The pharmaceutical and biopharmaceutical industry is characterized by intense competition and rapid and significant technological changes and advancements. Many companies, research institutions and universities are doing research and development work in a number of areas similar to those that we focus on that could lead to the development of new products which could compete with and be superior to our product candidates.

Most of the companies with which we compete have substantially greater financial, technical, manufacturing, marketing, distribution and other resources than those of ours. A number of these companies may have or may develop technologies for developing products for treating various diseases that could prove to be superior to ours. We expect technological developments in the pharmaceutical and biopharmaceutical and related fields to occur at a rapid rate, and we believe competition will intensify as advances in these fields are made. Accordingly, we will be required to continue to devote substantial resources and efforts to research and development activities in order to potentially achieve and maintain a competitive position in this field. Products that we develop may become obsolete before we are able to market them or to recover all or any portion of our research and development expenses. We will be competing with respect to our products with companies that have significantly more experience in undertaking preclinical testing and human clinical trials with new or improved therapeutic products and obtaining regulatory approvals of such products. A number of these companies already market and may be in advanced phases of clinical testing of various drugs that may compete with our lead product candidate or any future product candidates. Our competitors may develop or commercialize products more rapidly than we do or with significant advantages over any products we develop. Our competitors may therefore be more successful in commercializing their products than we are, which could adversely affect our competitive position and business.

Colleges, universities, governmental agencies and other public and private research organizations are becoming more active in seeking patent protection and licensing arrangements to collect royalties for use of technologies that they have developed, some of which may be directly competitive with our lead product candidate or any future product candidates. The governments of a number of foreign countries are aggressively investing in cellular therapy research and promoting such research by public and private institutions within those countries. These domestic and foreign institutions and governmental agencies, along with pharmaceutical and specialized biotechnology companies, can be expected to compete with us in recruiting qualified scientific personnel.

Our competitive position will be significantly impacted by the following factors, among others:

•	our ability to obtain FDA marketing approval for our product candidates on a timely basis

•	the level of acceptance of our products by physicians, compared to those of competing products or therapies

•	our ability to have our products manufactured on a commercial scale

•	the effectiveness of sales and marketing efforts on behalf of our products

•	our ability to meet demand for our products

•	our ability to secure insurance reimbursement for our products candidates

•	the price of our products relative to competing products or therapies

•	our ability to recruit and retain appropriate management and scientific personnel

•	our ability to develop a commercial scale research and development, manufacturing and marketing infrastructure either on our own or with one or more future strategic partners.

Employees

We currently have 5 full time employees and 2 part-time employees.

Legal Proceedings

We are not a party to any material legal proceedings.

We may occasionally become subject to legal proceedings and claims that arise in the ordinary course of our business. It is impossible for us to predict with any certainty the outcome of any disputes that may arise, and we cannot predict whether any liability arising from claims and litigation will be material in relation to our consolidated financial position or results of operations.

MARKET PRICE OF COMMON STOCK
AND OTHER STOCKHOLDER MATTERS

Market Information

Our common stock has been traded on the OTC Bulletin Board over-the-counter market since November 10, 2006, under the symbol “QSTG.”

There is little or no trading in our common stock. The following price information reflects inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions:

Quarter Ending	High	Low
Nov. 10, 2006 - Dec. 31, 2006(1)	$0.60	$0.12
Dec. 31, 2006 - Mar. 31, 2007	$0.70	$0.31(2)

(1)	To our knowledge, trading activity first commenced during the calendar quarter ended December 31, 2006.

(2)	Price as of the first trading day after March 31, 2007.

Holders

As of June 28, 2007, there were approximately 41 holders of record of our common stock.

Dividends

We have not paid any dividends on our common stock to date and do not anticipate that we will be paying dividends in the foreseeable future.  Any payment of cash dividends on our common stock in the future will be dependent upon the amount of funds legally available, our earnings, if any, our financial condition, our anticipated capital requirements and other factors that the Board of Directors may think are relevant. However, we currently intend for the foreseeable future to follow a policy of retaining all of our earnings, if any, to finance the development and expansion of our business and, therefore, do not expect to pay any dividends on our common stock in the foreseeable future.

CHANGE OF AUDITORS

Effective June 4, 2007, we dismissed Jones Simkins, P.C. as our independent accountant. Jones Simkins has served as our principal independent accountant since our inception on August 14, 2001, through June 4, 2007. No report of Jones Simkins on our financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion, or was modified as to uncertainty, audit scope, or accounting principle. Since August 14, 2001 and through June 4, 2007: (i) we had no disagreements with Jones Simkins on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Jones Simkins, would have caused it to make reference to the subject matter of the disagreement in connection with its report; and (ii) Jones Simkins did not advise us of any of the events requiring reporting in this Current Report on Form 8-K under Item 304(a)(1)(iv) of Regulation S-B.

Effective June 4, 2007, we engaged Gumbiner Savett, Inc. as our independent accountant to audit our financial statements for our fiscal year ending September 30, 2007. Our Board of Directors approved the appointment of Gumbiner Savett. Prior to such engagement, we did not consult with GSI regarding either (i) the application of accounting principles to a specific, completed or contemplated transaction, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor advice was provided to the Company concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was the subject of a disagreement.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Overview

Since our inception in 2001, we have been in the business of selling nutritional products. In connection with sales of our securities in late April 2007 and in a private placement offering for the month of May 2007, we have begun to pursue a new business plan in the pharmaceuticals industry.

On April 27, 2007, we sold 63,000,000 shares of our common stock for $63,000, or $.001 per share. In connection with this sale of securities, Kurt Brendlinger was appointed to the Board of Directors.

On or about May 16, 2007, we raised approximately $20,000,000 from a small group of accredited investors from the sale of 40,000,000 shares of common stock at a price of $.50 per share in a private placement offering. In accordance with the terms of the sale, we have agreed to pay, in cash, liquidated damages to the investors each month in an amount equal to 1% of the aggregate purchase price paid by the investors if the registration statement is not declared effective within one hundred twenty (120) days of the date the shares are transferred. Hunter World Markets, Inc. acted as the exclusive placement agent in the private placement offering, and received a fee of $2,000,000 (10% of the gross proceeds) and a warrant to purchase 12,000,000 shares of the Company’s common stock, which is exercisable at $1.00 per share, commencing February 18, 2008 and expires May 16, 2013. In connection with the private offering, stockholders who had acquired our common stock prior to April 27, 2007 canceled an aggregate of 7,759,000 shares of common stock in consideration for an aggregate amount of $750,000. In connection with the private placement offering, Hunter World loaned to us an aggregate of $125,000 at an interest rate of 6% per annum. This loan, the accrued interest and a loan fee of $12,500 was paid from the proceeds of the private placement offering to the lender on May 17, 2007.

In connection with the private placement offering, on or about May 30, 2007, we issued and sold to the Baradaran Revocable Trust 500,000 shares of our common stock for $0.50 per share, for an aggregate purchase price of $250,000. Hunter World Markets received a placement agent fee of $12,500 (5% of the gross proceeds) and a warrant to purchase 150,000 shares of common stock, exercisable at $1.00 per share, commencing March 1, 2008 and expiring February 28, 2013. On or about June 25, 2007, we issued and sold to City National Bank, Trustee FBO Harin Padma-Nathan, 500,000 shares of common stock for $0.50 per share, for an aggregate purchase price of $250,000. Hunter World Markets received a placement agent warrant to purchase 150,000 shares of common stock, exercisable at $1.00 per share, commencing March 25, 2008 and expiring June 25, 2013.

On May 11, 2007, we entered into a license agreement with Vitae, pursuant to which we acquired an exclusive, worldwide sublicense, with the right to grant further sublicenses, to certain compounds and technology for all human and veterinary use. The indications for the lead compounds are acute myeloid leukemia, solid cancers (lung and breast) and chemotherapy-induced neutropenia (low white cell count). Please see Vitae License Agreement above for further details.

We currently do not conduct any business other than planning and preliminary development activities relating to our nuclear receptor target therapeutics.

Plan of Operation

Since our company’s inception on August 14, 2001, we have been primarily engaged in the sale of nutritional products. Beginning May 16, 2007, we have begun to pursue a new business plan in the pharmaceuticals industry. Our prior history is not indicative of the new business. We expect to incur significant research, development and administrative expenses before any of our products from our new business can be launched and revenues generated.

We believe that the total aggregate amount of $20,500,000 raised in the recent private placement offering provides the Company with sufficient funds for clinical development and operations through May 2009. We believe that the intellectual property and compounds we have licensed from Vitae have a significant potential in leading to individualized cancer therapies and the company will focus on these therapies. These therapies would function under the following biological processes. Retinoids and rexinoids are small molecule hormones that elicit their biological effects by binding to and regulating the function of two distinct families of nuclear receptors, the Retinoic Acid Receptors (RARs) and Retinoid X Receptors (RXRs), respectively. Each family consists of three distinct subtypes which separately mediate a broad range of physiological functions including cell differentiation, proliferation and apoptosis, bone and cartilage formation and lipid metabolism. Although this biology enables the potential therapeutic application of the retinoid and rexinoid classes of drugs in many diseases, the currently used, non-selective compounds are not suitable because of complicating toxic effects. A next generation of retinoid and rexinoid drugs that have receptor subtype and functional selectivity are required to unlock the full therapeutic value of these compounds. The portfolio of compounds acquired through the license agreement with Vitae has been developed for this receptor and functional selectivity and contains three lead “next generation” compounds. We plan to implement research and development of three lead compounds.

The first compound will enter a phase 2 study for the treatment of acute leukemia. Based on protection afforded by the issued patent which specifically covers it as a new chemical entity (NCE), this compound is afforded a generic competition-free product life till 2020.

The second lead compound will be tested for safety in humans followed by efficacy studies in some of the most common cancers, including lung and breast cancer. This compound is in the Phase 1 stage of clinical development and the initial study will characterize its safety, pharmacokinetics and pharmacology in advanced cancer patients. Based on protection afforded by the issued patents which cover it as a NCE, this compound is afforded a generic competition-free product life till 2015. Additional patents for specific methods or use of this compound could extend the product life of the compound until up to 2026.

The third lead compound is in phase 2 trials for a topical formulation of this compound, and phase 1 trials for treatment of treating chemotherapy-induced neutropenia (low white cell count). This program is intended to evaluate and develop a lead compound as therapy to reduce the toxicity of chemotherapy, in particular, diminish the risk of infection as consequence of reduction in white blood cell count. Two patents cover this compound as a NCE and provide a product life free of generic competition till 2016. However, another patent covers the method of use of this compound in treating chemotherapy-induced neutropenia, and this patent, if issued, will extend the product life of this compound till 2026.

Preclinical pharmacology studies, including extensive studies in animal models, using the above lead compounds as well as other compounds from the library have identified alternate therapeutic targets for retinoids and rexinoids including the following:

▪	Spinal fusion
▪	Osteoarthritis
▪	Hypertriglyceridemia
▪	Diabetes

Development activities in these areas are at the preclinical discovery stage.

We currently have 7 employees, 2 of which are part time. We do not expect significant changes in the number of our employees.

Revenues

We had no revenues related to our new business line as of the date of this Registration Statement.

We sold the nutritional products business in May 2007. We do not expect to generate any operating revenues related to the new pharmaceuticals business during fiscal year 2007.

Liquidity and Capital Resources

As of June 28, 2007, we had $15,604,598 of cash and cash equivalents on hand. The Company has no capital expenditure requirements as of June 28, 2007.

We believe that available cash resources are likely to be sufficient to meet anticipated working capital requirements through May 2009.   However, we may seek additional funding for possible acquisitions, expansion of existing operations or other purposes, or to the extent that our operations do not generate sufficient levels of profitability and cash flow. Should we seek to raise additional capital, there can be no assurances that such capital can be raised on satisfactory terms, on a timely basis, or at all.

Critical Accounting Policies

Management’s discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates, including those related to impairment of long-lived assets, including finite lived intangible assets, accrued liabilities and certain expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions.

Development Stage Enterprise

We are a development stage enterprise as defined by the Financial Accounting Standards Board’s (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 7, “Accounting and Reporting by Development Stage Enterprises.” We are devoting substantially all of our present efforts to research and development. All losses accumulated will be considered as part of our development stage activities.

Research and Development Costs

Although we believe that our research and development activities and underlying technologies have continuing value, the amount of future benefits to be derived from them is uncertain. Furthermore, our development activities are in the pre-clinical discovery stage. Research and development costs will therefore be expensed as incurred.

Stock-Based Compensation

In December 2004, the FASB issued SFAS 123R, Share Based Payment (SFAS 123R). This statement requires that the cost resulting from all share-based payment transactions be recognized in our financial statements. In addition, in March 2005 the Securities and Exchange Commission (the “SEC”) released SEC Staff Accounting Bulletin No. 107, Share-Based Payment (SAB 107). SAB 107 provides the SEC staff’s position regarding the application of SFAS 123R and certain SEC rules and regulations, and also provides the SEC staff’s views regarding the valuation of share-based payment arrangements for public companies. However, SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values.

Off-Balance Sheet Arrangements

We are not a party to any off-balance sheet arrangements, and we do not engage in trading activities involving non-exchange traded contracts. In addition, we have no financial guarantees, debt or lease agreements or other arrangements that could trigger a requirement for an early payment or that could change the value of our assets.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Executive Officers and Directors

The following table sets forth the name, age and position held by each of our executive officers and directors. Directors are elected for a period of one year and thereafter serve until the next annual meeting at which their successors are duly elected by the stockholders.

Name	Age	Position
Kurt Brendlinger	45	Director, Chairman of the Board and Chief Financial Officer
Harin Padma-Nathan	50	Director, President and Chief Executive Officer
Parkash Gill	56	Director
Sharyar Baradaran	39	Director and Secretary

Business Experience and Directorships

The following describes the backgrounds of current executive officers and directors.

Harin Padma-Nathan has been Chief Scientific Officer at Insyght Interactive, a medical communications company, since 2004. Dr. Padma-Nathan has been a Clinical Professor of Urology at the Keck School of Medicine of the University of Southern California since 1995, and has also been involved in numerous clinical research studies from 1994 to 2006, including erectile dysfunction (Principal Investigator for Viagra as well as other compounds listed in CV), Hypertension, BPH, Incontinence, Coronary Artery Disease, Female sexual Dysfunction, and Prostate Cancer. His publications include two in the New England Journal of Medicine.

Kurt Brendlinger has been a partner of Santa Monica Capital Partners, LLC, a consulting firm where he is responsible for corporate and business development and strategy, capital raising, and seeking investment opportunities since June 2005. Mr. Brendlinger is also a Managing Director of Aaron Fleck & Associates, LLC, a registered investment advisor where he is responsible for deal sourcing, capital raising, venture capital and private equity investments and asset management, since July 2004. From January 2002 to June 2004, Mr. Brendlinger was Chief Executive Officer and President of Rainmakers, Inc., an internet marketing services company for the entertainment industry and currently serves as its Chief Executive Officer. Since June 2005, Mr. Brendlinger has been the Chief Financial Officer and a director of Santa Monica Media Corporation (AMEX.MEJ), a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset or stock acquisition or other similar business combination with an operating business in the communications, media, gaming and/or entertainment industries. Since October 2006, Mr. Brendlinger has been the Secretary and a director of Pro Elite, Inc. (PETE.PK), a company that conducts a mixed martial arts business both live and on line.

Parkash Gill has been a Professor of Medicine (Hematology, Oncology and Pathology) at the University of Southern California Keck School of Medicine since July 1999, where he holds an endowed chair in Cancer Therapeutics since July 2005.  He has been scientific advisor to Vasgene since 2002, and chairman of the scientific advisory board of Mesothelioma Research Foundation since its inception in 2001. He is an author of nearly 200 research publications in oncology, and has also demonstrated entrepreneur translation of his research into viable companies, most recently Vasgene Therapeutics.

Sharyar Baradaran has served as Chief Executive Officer and chairman of BaradaranVentures, a privately held investment fund located in Los Angeles, California since January 2001. Since November 2003, Dr. Baradaran has served on the board of directors of InnerWorkings Inc., (NASDAQ - INWK), a leading provider of print and related procurement services to corporate clients utilizing a propriety technology and database creating a competitive bid process to procure, purchase and deliver printed products as part of a comprehensive outsourced enterprise solution and in individual transactions. Dr. Baradaran has served on the board of directors of Rainmakers, Inc., an Internet marketing services company for the entertainment industry from November 2002 until the present, on the board of directors of MOTA Inc., an Internet-based, used-vehicle remarketing solution to transact pre-owned cars on line from September 2005 until the present. From June 2002 until December 2004, and subsequently from August, 2006 to the present, Dr. Baradaran served on the advisory board of ISENSIX Inc., a propriety wireless and web-based system providing safety/quality management solutions for vital systems in hospital, blood bank, and clinical laboratories. Dr. Baradaran has been engaged as a consultant and on the advisory board of Echo Global Logistics Inc., a transportation management firm providing superior cost savings technology and services for companies ranging from small enterprises to the Fortune 100, from August 2005 until the present. Since April 2006, Dr. Baradaran has been a director of Santa Monica Media Corporation (AMEX.MEJ), a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset or stock acquisition or other similar business combination with an operating business in the communications, media, gaming and/or entertainment industries. Dr. Baradaran also served on the advisory board of KIYON Inc., a provider of autonomic mesh networking products, technology and services for wireless and wired markets, from December 2003 until September 2005.

Business Experience of Key Employee

Rosh Chandraratna, 58, has served in various R&D positions at Allergan, Inc., including Vice President, Retinoid Research, from 1984 to May 2004, where he directed a multidisciplinary group focused on drug discovery research primarily in the areas of dermatology, oncology and metabolic disease. Dr. Chandraratna is the sole inventor of tazarotene (Tazorac, Avage), and he led the Tazarotene Development Team from its inception through successful NDA and global regulatory filings. In addition to tazarotene, he is an inventor of five other drugs which are currently in human clinical trial or preclinical development. Dr. Chandraratna was subsequently Senior Vice President, R&D, at Vitae Pharmaceuticals, Inc. from May 2004 until September, 2006, where he led research and development efforts in the cancer, cancer supportive care and dermatology areas, and brought 3 compounds into clinical development. Prior to joining us, Dr. Chandraratna was Senior Vice President, R&D at Acucela from September 2006 to May, 2007, where he led all discovery research, preclinical development and clinical development activities in ophthalmology with particular emphasis on blinding retinal degenerative diseases. Dr. Chandraratna has published over 150 research articles and is an inventor on over 200 issued US Patents.

Committees of the Board

Audit Committee

We do not presently have an audit committee. The board of directors acts in that capacity and has determined that we do not currently have an audit committee financial expert serving on our audit committee or board of directors.

Scientific Board

We have established a Scientific Board to assist our management in the areas of expertise of the members of our Scientific Board. Dr. Gill has been appointed the Chairman of our Scientific Board, and with Dr. Gill we are in the process of identifying and recruiting other individuals to serve on this board.

EXECUTIVE COMPENSATION AND EMPLOYMENT AGREEMENTS

Compensation of Executive Officers

The following table sets forth the compensation for services paid in all capacities for the two fiscal years ended September 30, 2006 to Craig Davis, our former President and Director.

Summary Compensation Table

Name and Principal Position(1)	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Craig Davis, President and Director	2006 2005	$96,000 $96,000	- -	- -	- -	- -	- -	- -	$96,000 $96,000

(1)
Does not include Mathew Evans who was appointed as the sole officer and director of the Company after the end of the last fiscal year. Mr. Evans subsequently resigned his position as an officer and director of the Company.

Stock Option Grants

No stock options have been granted during and no stock options were outstanding as of the fiscal year ended September 30, 2006.

Compensation of Directors

We paid no cash fees or other consideration to our directors for service as directors during the last fiscal year ended September 30, 2006. We have made no agreements regarding future compensation of directors. All directors are entitled to reimbursement for reasonable expenses incurred in the performance of their duties as members of the Board.

Employment Agreements; Compensation

Harin Padma-Nathan serves as our Chief Executive Officer and President. We entered into a five-year employment agreement with Dr. Padma-Nathan, effective May 31, 2007, pursuant to which we agreed to pay Dr. Padma-Nathan an annual salary of $200,000. The salary will be increased on November 30, 2007 by an amount to be determined between the two parties to the employment agreement. Thereafter, the salary will increase by a minimum of 5% on May 31 of each year during the term of his employment. Dr. Padma-Nathan’s agreement also provides him an option to purchase up to 3,474,000 shares of our common stock at an exercise price of $1.00 on the terms and conditions of our 2007 stock compensation plan. The agreement provides discretion for our Board of Directors to grant a bonus to Dr. Padma-Nathan based upon our and Dr. Padma-Nathan’s performance. This Agreement can be terminated by either of us for cause or by Dr. Padma-Nathan for good reason.

Dr. Rosh Chandraratna serves as our Chief Scientific Officer. We entered into a five-year employment agreement with Dr. Chandraratna on May 25, 2007, which presently expires on June 4, 2012, pursuant to which he receives $250,000 per year, subject to annual minimum increases of 5%. The agreement provides discretion for our Board of Directors to grant a bonus to Dr. Chandraratna based upon our and his performance. This Agreement can be terminated by either of us for cause or by Dr. Chandraratna for good reason.

2007 Stock Compensation Plan

We have adopted a stock compensation plan, the 2007 Stock Compensation Plan, pursuant to which we are authorized to grant options, restricted stock and stock appreciation rights to purchase up to 15,000,000 shares of common stock to our employees, officers, directors, consultants and advisors. Awards under the plan may consist of stock options (both non- qualified options and options intended to qualify as “Incentive Stock Options” under Section 422 of the Internal Revenue Code of 1986, as amended), restricted stock awards and stock appreciation rights.

The 2007 Stock Plan is administered by our Board of Directors or a committee appointed by the Board, which determines the persons to whom awards will be granted, the type of award to be granted, the number of awards to be granted and the specific terms of each grant, including the vesting thereof, subject to the provisions of the plan.

The 2007 Stock Plan provides that the exercise price of each incentive stock option may not be less than the fair market value of our common stock on the date of grant (or 110% of the fair market value in the case of a grantee holding more than 10% of our outstanding common stock). The exercise price of a non-qualified stock option shall be no less than the fair market value of the common stock on the date of grant.

The plan also permits the grant of freestanding stock appreciation rights or in tandem with option awards. The grant price of a stock appreciation right shall be no less than the fair market value of a share on the date of grant of the stock appreciation right. No stock appreciation right shall be exercisable later than the tenth anniversary of its grant. Upon the exercise of a stock appreciation right, a participant shall be entitled to receive common stock at a fair market value equal to the benefit to be received by the exercise.

The plan also provides us with the ability to grant or sell shares of common stock that are subject to certain transferability, forfeiture, repurchase or other restrictions. The type of restriction, the number of shares of restricted stock granted and other such provisions shall be determined by our Board of Directors or its committee.

Unless otherwise determined by our Board of Directors or its committee, awards granted under the 2007 Stock Plan are not transferable other than by will or by the laws of descent and distribution.

The 2007 Stock Plan provides that, except as set forth in an individual award agreement, upon the occurrence of a corporate transaction: (1) our Board of Directors or its committee shall notify each participant at least thirty (30) days prior to the consummation of the corporate transaction or as soon as may be practicable and (2) all options and stock appreciation rights shall terminate and all restricted stock shall be forfeited immediately prior to the consummation of such corporate transaction unless the committee determines otherwise in its sole discretion. A “corporate transaction” means (i) a liquidation or dissolution of the company; (ii) a merger or consolidation of the company with or into another corporation or entity (other than a merger with a wholly-owned subsidiary); (iii) a sale of all or substantially all of the assets of the company; or (iv) a purchase or other acquisition of more than 50% of the outstanding stock of the company by one person or by more than one person acting in concert.

Our Board of Directors may alter, amend or terminate the plan in any respect at any time, but no alteration, amendment or termination will adversely affect in any material way any award previously granted under the plan, without the written consent of the participant holding such award.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our common stock as of June 28, 2007 (a) by each person known by us to own beneficially 5% or more of any class of our common stock, (b) by each of our executive officers named in the Summary Compensation Table under “Executive Compensation and Employment Agreements” and our directors and (c) by all executive officers and directors of this company as a group. As of June 28, 2007 there were 106,500,000 shares of our common stock issued and outstanding. Unless otherwise noted, we believe that all persons named in the table have sole voting and investment power with respect to all the shares beneficially owned by them.

Name and Address of Beneficial Owner (1)	Shares Beneficially Owned (2)		Percentage of Class

Harin Padma-Nathan	2,500,000	(3)	2.4%

Kurt Brendlinger	4,583,333		4.3%

Sharyar Baradaran	500,000		*

Parkash Gill	24,000,000		22.6%

All executive officers and directors as a group (4 persons)	31,583,333		29.7%

Hunter World Markets, Inc. Penthouse Suite 9300 Wilshire Boulevard Beverly Hills, California 90212	15,000,000	(4)	14.1%

Santa Monica Capital Partners II, LLC 11845 West Olympic Boulevard, No. 1125W Los Angeles, California 90064	13,750,000		12.9%

Absolute Return Europe Fund c/o Hunter World Markets, Inc. Penthouse Suite 9300 Wilshire Boulevard Beverly Hills, California 90212	12,000,000		11.3%

Absolute East West Fund c/o Hunter World Markets, Inc. Penthouse Suite 9300 Wilshire Boulevard Beverly Hills, California 90212	6,000,000		5.6%

Absolute Octane Fund c/o Hunter World Markets, Inc. Penthouse Suite 9300 Wilshire Boulevard Beverly Hills, California 90212	17,000,000		16.0%

*Less than 1%.

(1)	Unless otherwise indicated, the address of each of the persons shown is c/o Quest Group International, Inc., 18 Technology, Suite 130, Irvine, CA 92618.

(2)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants and convertible securities currently exercisable or convertible, or exercisable or convertible within 60 days, are deemed outstanding, including for purposes of computing the percentage ownership of the person holding such option, warrant or convertible security, but not for purposes of computing the percentage of any other holder.

(3)	Does not include 3,474,000 shares underlying the options issued in connection with the employment agreement between the Company and Dr. Padma-Nathan.

(4)	Does not include 12,300,000 shares issuable upon exercise of warrants exercisable on February 28, 2008 and February 29, 2008.

SELLING STOCKHOLDERS

The shares to be offered by the selling stockholders are “restricted” securities under applicable federal and state securities laws and are being registered under the Securities Act to give the selling stockholders the opportunity to publicly sell these shares. The registration of these shares does not require that any of the shares be offered or sold by the selling stockholders. The selling stockholders may from time to time offer and sell all or a portion of its shares in the over-the-counter market, in negotiated transactions, or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices.

The registered shares may be sold directly or through brokers or dealers, or in a distribution by one or more underwriters on a firm commitment or best efforts basis. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in a prospectus supplement. Please see “Plan of Distribution.” The selling stockholders and any agents or broker-dealers that participate with the selling stockholders in the distribution of registered shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the registered shares may be deemed to be underwriting commissions or discounts under the Securities Act.

No estimate can be given as to the amount or percentage of our common stock that will be held by the selling stockholder after any sales made pursuant to this prospectus because the selling stockholders are not required to sell any of the shares being registered under this prospectus. The following table assumes that the selling stockholders will sell all of the shares listed in this prospectus.

The following table sets forth the beneficial ownership of the selling stockholders. Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities.

	Beneficial Ownership Before Offering				Beneficial Ownership After Offering(1)
	Number of Shares		Percent	Number of Shares Being Offered	Number of Shares	Percent

Hunter World Markets, Inc.	15,000,000	(2)	14.1%	15,000,000	0	*
Absolute Return Europe Fund	12,000,000		11.3%	12,000,000	0	*
European Catalyst Fund	5,000,000		4.7%	5,000,000	0	*
Absolute East West Fund	6,000,000		5.6%	6,000,000	0	*
Absolute Octane Fund	17,000,000		16.0%	17,000,000	0	*

* Less than 1%
(1)	Assumes the selling stockholder sells all of the shares of common stock included in this prospectus.

(2)	Does not include the 12,300,000 shares underlying the warrants, as they are not exercisable until at least February 18, 2008.

The information in the above table is as of the date of this prospectus. Information concerning the selling stockholders may change from time to time and any such changed information will be described in supplements to this prospectus if and when necessary.

Relationships with Selling Stockholders

None of the selling stockholders have had any position, office or other material relationship (other than as a purchaser of securities) with us or any of our affiliates within the past three years.

PLAN OF DISTRIBUTION

The selling stockholders and any of its pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the NASDAQ Capital Market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of the common stock short after the effective date of the registration statement of which this prospectus is a part and may deliver these securities to close out its short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares included in this prospectus. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because the selling stockholders may be deemed to be an “underwriter” within the meaning of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholder.

We have agreed to use our commercially reasonable best efforts to cause the registration statement of which this prospectus is a part to become and remain effective until the earliest of (i) the second anniversary following the date the registration statement is declared effective, (ii) the date on which the selling stockholder may sell all of the shares included in the registration statement under Securities Act Rule 144(k), or (iii) the date on which all of the shares of common stock included in the registration statement have been sold. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed it of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale. In addition, upon our company being notified in writing by the selling stockholders that a donee or pledgee intends to sell more than 500 shares of common stock included in this prospectus, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Kurt Brendlinger holds a 1/3 membership interest in Santa Monica Capital Partners, LLC, a California limited liability company (“SMCP”), through E’s Holdings, Inc., a California corporation. Santa Monica Capital was retained by us to provide consulting services relating to strategic planning, investor relations and corporate governance for a monthly fee of $30,000 for a six-month period from May 1, 2007 to October 31, 2007, for an aggregate fee of $180,000. The consulting agreement has a provision providing for automatic extensions at the end of each 6-month term, unless either party provides 30-day written notice stating that such party does not wish to extend the consulting agreement prior to end of such term.

DESCRIPTION OF SECURITIES

We are presently authorized to issue 150,000,000 shares of $0.001 par value common stock, 1,000,000 shares of $0.001 par value Series A preferred stock and 500,000 shares of $0.001 Series B preferred stock. As of June 28, 2007, we had 106,500,000 shares of common stock issued and outstanding and no preferred stock issued and outstanding.

Common Stock

The holders of our common stock are entitled to equal dividends and distributions per share with respect to the common stock when, as and if declared by the Board of Directors from funds legally available therefore. No holder of any shares of common stock has a preemptive right to subscribe for any of our securities, nor are any common shares subject to redemption or convertible into other securities. Upon liquidation, dissolution or winding-up of our company, and after payment of creditors and preferred stockholders, if any, the assets will be divided pro rata on a share-for-share basis among the holders of the shares of common stock. All shares of common stock now outstanding are fully paid, validly issued and non-assessable. Each share of our common stock is entitled to one vote with respect to the election of any director or any other matter upon which stockholders are required or permitted to vote.

Preferred Stock

Under our articles of incorporation, the Board of Directors have the power, without further action by the holders of the common stock, to designate the relative rights and preferences of the preferred stock, and to issue the preferred stock in one or more series as designated by the Board of Directors. The designation of rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the common stock or the preferred stock of any other series. The issuance of preferred stock may have the effect of delaying or preventing a change in control of the company without further stockholder action and may adversely affect the rights and powers, including voting rights, of the holders of the common stock.

Shares Eligible For Future Sale

As of June 28, 2007, we had 106,500,000 shares of common stock issued and outstanding. That number does not include the 12,300,000 shares which are included in this prospectus that may be issued to Hunter World Markets, Inc. upon the exercise of certain warrants.

Freely Tradable Shares After This Offering

Upon the sale of the 55,000,000 currently outstanding shares covered by this prospectus, and the exercise and sale of the 12,300,000 warrant shares included in this prospectus, all of these shares will be freely tradable without restriction or limitation under the Securities Act.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities shares for at least one year, including persons who may be deemed our “affiliates,” as that term is defined under the Securities Act, would be entitled to sell within any three month period a number of shares that does not exceed the greater of 1% of the then outstanding shares or the average weekly trading volume of shares during the four calendar weeks preceding such sale. Sales under Rule 144 are subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about the company. A person who has not been our affiliate at any time during the three months preceding a sale, and who has beneficially owned his shares for at least two years, would be entitled under Rule 144(k) to sell such shares without regard to any volume limitations under Rule 144.

The sale, or availability for sale, of substantial amounts of common stock could, in the future, adversely affect the market price of the common stock and could impair our ability to raise additional capital through the sale of our equity securities or debt financing. The future availability of Rule 144 to our holders of restricted securities would be conditioned on, among other factors, the availability of certain public information concerning the company.

Transfer Agent

Our transfer agent currently is Pacific State Transfer Company.

DISCLOSURE OF SEC POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Under Nevada law, we can indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Our articles of incorporation provide that, pursuant to Nevada law, our directors shall not be liable for monetary damages for breach of the directors’ fiduciary duty of care to us and our stockholders. This provision in the articles of incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of nonmonetary relief will remain available under law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to us or our stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of the law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under law. The provision also does not affect a director’s responsibilities under any other law, the federal securities laws or state or federal environmental laws.

Our Bylaws provide for the indemnification of our directors and officers to the fullest extent permitted by Nevada law. Our Bylaws further provide that our Board of Directors has discretion to indemnify our other employees. On receipt of an undertaking by or on behalf of that director or executive officer to repay any advanced amounts if it should be determined ultimately that he or she is not entitled to be indemnified under the our Bylaws or otherwise, we are required to advance prior to the final disposition of any proceeding, promptly on request all expenses incurred by any director or executive officer in connection with that proceeding.

In the agreement that we entered into with Harin Padma-Nathan (our President and Chief Executive Officer), we agreed to indemnify him for all claims arising out of performance of his duties, other than those arising out of his breach of the agreement or his gross negligence or willful misconduct.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us for expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

LEGAL MATTERS

The validity of issuance of the common stock offered hereby will be  passed upon for us by Troy & Gould Professional Corporation, Los Angeles, California. David Ficksman, a member of Troy & Gould P.C., is the owner of 225,000 shares of common stock, and Troy & Gould P.C. is the owner of 25,000 shares of common stock.

EXPERTS

Our financial statements as of September 30, 2005 and 2006 and for the years then ended have been audited by Jones Simkins, P.C. to the extent and for the periods indicated in their report thereon. Such financial statements have been included in this prospectus and registration statement in reliance upon the reports of Jones Simkins, P.C. given on the authority of such firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form SB-2 under the Securities Act for the common stock offered under this prospectus. We are subject to the informational requirements of the Exchange Act, and file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information filed by Quest Group International, Inc. can be inspected and copied at the public reference facilities of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials can be obtained from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. The SEC also maintains a Web site at http://www.sec.gov that contains reports, proxy statements, information statements and other information concerning Quest Group International, Inc. This prospectus does not contain all the information in the registration statement and its exhibits, which we have filed with the SEC under the Securities Act and to which reference is made.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and
Board of Directors of
Quest Group International, Inc.

We have audited the accompanying balance sheets of Quest Group International, Inc., as of September 30, 2006 and 2005, and the related statements of income, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards established by the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quest Group International, Inc., as of September 30, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

JONES SIMKINS, P.C.
Logan, Utah
November 16, 2006, except for footnote 2,
which is dated June 18, 2007

QUEST GROUP INTERNATIONAL, INC.
BALANCE SHEETS
September 30, 2006 and 2005

ASSETS	2006	2005

Assets of discontinued operations	$401,735	403,884

Total assets	$401,735	403,884

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities of discontinued operations	$119,081	313,933

Total liabilities	$119,081	313,933

Commitments and contingencies

Stockholders' equity:
Series A preferred stock, $.001 par value, 1,000,000
shares designated, no shares issued and outstanding	-	-
Series B preferred stock, $.001 par value, 500,000
shares designated, 0 and 5,000 shares issued and
outstanding, respectively	-	5
Common stock, $.001 par value, 50,000,000 shares
authorized, 10,259,000 and 10,254,000 shares issued
and outstanding, respectively	10,259	10,254
Additional paid-in capital	105,541	105,541
Retained earnings (deficit)	166,854	(25,849)

Total stockholders' equity	282,654	89,951

Total liabilities and stockholders' equity	$401,735	403,884

See accompanying notes to financial statements.

QUEST GROUP INTERNATIONAL, INC.
STATEMENTS OF INCOME
Years Ended September 30, 2006 and 2005

	2006	2005

Sales, net	$-	-

Cost of goods sold	-	-

Income from continuing operations	-	-

Income from discontinued operations, net of income
tax of $57,000 and $77,000, respectively	192,703	142,088

Net income	$192,703	142,088

Income per common share from continuing operations -
basic and diluted	$-	-

Income per common share from discontinued operations -
basic and diluted	0.02	0.01

	$0.02	0.01

Weighted average common shares - basic and diluted	10,257,000	10,243,000

See accompanying notes to financial statements.

QUEST GROUP INTERNATIONAL, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended September 30, 2006 and 2005

	Series A		Series B				Additional	Retained
	Preferred Stock		Preferred Stock		Common Stock		Paid-In	Earnings
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	(Deficit)	Total

Balance at October 1, 2004	-	$-	62,000	$62	10,197,000	$10,197	$105,541	$(167,937)	$(52,137)

Conversion of Series B preferred stock to common stock	-	-	(57,000)	(57)	57,000	57	-	-	-

Net income	-	-	-	-	-	-	-	142,088	142,088

Balance at September 30, 2005	-	-	5,000	5	10,254,000	10,254	105,541	(25,849)	89,951

Conversion of Series B preferred stock to common stock	-	-	(5,000)	(5)	5,000	5	-	-	-

Net income	-	-	-	-	-	-	-	192,703	192,703

Balance at September 30, 2006	-	$-	-	$-	10,259,000	$10,259	$105,541	$166,854	$282,654

See accompanying notes to financial statements.

QUEST GROUP INTERNATIONAL, INC.
STATEMENTS OF CASH FLOWS
Years Ended September 30, 2006 and 2005

	2006	2005
Cash flows from operating activities:
Net income from continuing operations	$-	-
Net cash provided by continuing operating activities	-	-
Net cash provided by discontinued operating activities	181,390	82,267

Net cash provided by operating activities	181,390	82,267

Cash flows from investing activities:
Net cash used in continuing investing activities	-	-
Net cash used in discontinued investing activities	(13,157)	(5,579)

Net cash used in investing activities	(13,157)	(5,579)

Cash flows from financing activities:
Net cash used in continuing financing activities	-	-
Net cash provided by (used in) discontinued
financing activities	(173,000)	70,000

Net cash provided by (used in) financing activities	(173,000)	70,000

Net increase (decrease) in cash	(4,767)	146,688

Cash, beginning of year	233,325	86,637

Cash, end of year	$228,558	233,325

See accompanying notes to financial statements.

QUEST GROUP INTERNATIONAL, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2006 and 2005

Note 1 - Organization and Summary of Significant Accounting Policies

Organization

Quest Group International, Inc. (the Company) was organized under the laws of the State of Nevada on August 14, 2001. The Company’s business activity involves the marketing and distribution of nutritional supplements. The Company sells its products through independent distributors primarily in Japan and the United States.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are amounts due for products delivered. Accounts receivable are carried at estimated collectible amounts. Credit is generally extended on a short-term basis; thus accounts receivable do not bear interest although a finance charge may be applied to such receivables that are more than thirty days past due. Accounts receivable are periodically evaluated for collectibility based on past credit history with customers. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions.

Inventories

Inventories consist primarily of purchased finished goods and are valued at the lower of cost or market using the first-in first-out (FIFO) method.

QUEST GROUP INTERNATIONAL, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2006 and 2005

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is determined using the straight-line method over the estimated useful lives of the assets (approximately 5 years). Expenditures for maintenance and repairs are expensed when incurred and betterments are capitalized. Gains and losses on sale of property and equipment are reflected in the statement of operations.

Property and equipment consists of office equipment with a cost of $31,678 and $18,520 and accumulated depreciation of $13,643 and $7,672 as of September 30, 2006 and 2005, respectively.

Deferred Revenue

The Company has a customer loyalty program which rewards customers with “Shopping Points” based on purchases of certain products. Shopping points may be redeemed for product. Certain limitations apply and shopping points expire after one year. The value of unredeemed shopping points expected to be redeemed are recorded on the balance sheet as deferred revenue.

Income Taxes

Deferred income taxes are provided in amounts sufficient to give effect to temporary differences between financial and tax reporting, principally related to accruals and depreciation of property and equipment.

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or noncurrent, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or noncurrent depending on the periods in which the temporary differences are expected to reverse.

Revenue Recognition

Revenue is recognized when products are shipped, which is when title passes to independent distributors and to consumers. A reserve for product returns is accrued based on historical experience. The Company generally requires cash or credit card payment at the point of sale. Amounts received prior to shipment and title passage to distributors are recorded as deferred revenue.

QUEST GROUP INTERNATIONAL, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2006 and 2005

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

Independent distributors are able to earn financial benefits (retail commissions and group development bonuses) if certain monthly minimum sales qualifications are met. These financial benefits are recognized in the same period that the products are shipped to the independent distributors. Commissions payable at September 30, 2006 and 2005 were approximately $50,000 and $62,000, respectively, and are included in accrued expenses on the balance sheet.

Enrollment fees paid by independent distributors are recognized as revenue when the fee is paid.

Shipping and Handling Costs

The Company classifies shipping and handling costs as selling expenses in the statement of income. Shipping and handling costs totaled approximately $311,000 and $213,000 for 2006 and 2005, respectively.

Research and Development

Research and development costs are expensed as incurred.

Advertising

Advertising costs are charged to expense when they first take place. Advertising costs for 2006 and 2005 were approximately $56,000 and $22,000, respectively.

Earnings Per Share

The computation of basic earnings per common share is based on the weighted average number of shares outstanding during the year.

The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during the year plus the common stock equivalents which would arise from the exercise of stock options and warrants outstanding using the treasury stock method and the average market price per share during the year.

Common stock equivalents are not included in the diluted earnings per share calculation when their effect is antidilutive. The Company does not have any stock options or warrants outstanding at September 30, 2006 and 2005.

QUEST GROUP INTERNATIONAL, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2006 and 2005

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash, accounts receivable, payables and notes payable. The carrying amount of cash, receivables, and payables approximates fair value because of the short-term nature of these items. The carrying amount of the notes payable approximates fair value as the notes bear interest at market interest rates.

Concentrations of Credit Risk

Financial instruments, which potentially subject the company to concentrations of credit risk, consist primarily of receivables. In the normal course of business, the Company provides credit terms to its customers. Accordingly, the Company performs ongoing credit evaluations of its customers. and maintains allowances for possible losses which, when realized, have been within the range of management’s expectations.

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Recent Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting for uncertainty in income tax positions. This Interpretation requires that the Company recognize in the consolidated financial statements the impact of a tax position that is more likely than not to be sustained upon examination based on the technical merits of the position. The provisions of FIN 48 will be effective for the Company as of the beginning of the Company’s 2008 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings.

QUEST GROUP INTERNATIONAL, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2006 and 2005

Note 2 - Discontinued Operations

On June 7, 2007, the Company executed an asset purchase agreement with Quest Group, LLC (the “Buyer”), a Utah limited liability company. The asset purchase agreement is dated as of May 31, 2007. Craig Davis, the former Chief Executive Officer and director of the Company, is the President of the Buyer.

Pursuant to the asset purchase agreement, the Company agreed to dispose and sell all of its assets which relate to the business line of selling nutritional products to independent distributors and customers (the “Nutritional Business”). Under the asset purchase agreement, the Company agreed to sell all assets related to the Nutritional Business “AS IS”, in their present condition as of May 31, 2007 without making any warranty of any kind.

The Buyer also assumed and agreed to pay or perform all outstanding liabilities and obligations of the Company as of May 31, 2007 and all other liabilities and obligations that relate directly to the Nutritional Business.

Subject to the foregoing, the Company will use its outstanding cash balance as of May 15, 2007 and all proceeds related to the Nutritional Business received through May 31, 2007 to pay and reduce all assumed liabilities.

The Company and the Buyer also acknowledged and agreed that Craig Davis will continue to manage the Nutritional Business through May 31, 2007 and that he will be authorized to collect receivables and pay liabilities of the Nutritional Business in a manner that is consistent with the terms of the asset purchase agreement.

The aggregate purchase price for the assets will equal to the net book value of the assets as of May 31, 2007, which shall be paid to the Company no later than Friday, June 29, 2007.

As a result of the sale of the Nutritional Business, the balance sheet as of September 30, 2006 and 2005 and the statements of income and cash flows for the years ended September 30, 2006 and 2005 have been restated to record the necessary adjustments required to reflect the assets, liabilities, and operations of the Nutritional Business as discontinued operations. Assets and liabilities of the Nutritional Business included as assets or liabilities related to discontinued operations in the accompanying balance sheets as of September 30, consisted of the following:

QUEST GROUP INTERNATIONAL, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2006 and 2005

	2006	2005

Current assets:
Cash	$228,558	233,325
Accounts receivable	34,312	25,719
Inventories	105,180	122,842
Prepaid income taxes	14,500	-
Current portion of deferred tax asset	-	10,000

Total current assets	382,550	391,886

Property and equipment, net	18,035	10,848
Deposits	1,150	1,150

Total assets related to discontinued operations	$401,735	403,884

Current liabilities:
Accounts payable	$40,194	19,806
Accrued expenses	64,538	115,340
Related party fee payment payable	10,000	5,000
Notes payable	-	173,000
Deferred revenue	2,349	787

Total current liabilities	117,081	313,933

Deferred tax liability	2,000	-

Total liabilities related to discontinued operations	$119,081	313,933

QUEST GROUP INTERNATIONAL, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2006 and 2005
Note 2 - Discontinued Operations (continued)

Summarized results of operations for the Nutritional Business included as income from discontinued operations, net of tax, in the accompanying statements of income for the years ended September 30, were as follows:

	2006	2005

Sales, net	$2,422,691	1,943,721

Cost of goods sold	759,481	560,150

Gross profit	1,663,210	1,383,571

Selling, general and administrative expenses	(1,411,659)	(1,152,742)

Income from operations	251,551	230,829

Other income (expense):
Interest income	6,465	373
Interest expense	(8,313)	(12,114)

Net other expense	(1,848)	(11,741)

Income before income taxes	249,703	219,088

Provision for income taxes	57,000	77,000

Net income	$192,703	142,088

Income per common share - basic and diluted	$0.02	0.01

Weighted average common shares - basic and diluted	10,257,000	10,243,000

QUEST GROUP INTERNATIONAL, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2006 and 2005

Note 2 - Discontinued Operations (continued)

Summarized cash flow information for the Nutritional Business included as net cash used in discontinued investing activities and net cash provided by (used in) discontinued financing activities, in the accompanying statements of cash flows years ended September 30, were as follows:

	2006	2005
Cash flows from investing activities:
Purchase of property and equipment	$(13,157)	(5,579)

Net cash used in investing activities	(13,157)	(5,579)

Cash flows from financing activities:
Proceeds from note payable	-	100,000
Principal payments on notes payable	(173,000)	(30,000)

Net cash provided by (used in) financing activities	$(173,000)	70,000

Note 3 - Details of Assets and Liabilities of Discontinued Operations

Related Party Fee Payment Payable

The Company has an agreement with Bateman Dynasty, LC (a major stockholder of the Company) which requires the Company to make monthly and quarterly payments. The monthly payments (referred to as fee payments) are $5,000 and increase to $10,000 in any month that net sales exceed $200,000 and increase to $20,000 in any month that net sales exceed $1,000,000. The monthly fee payments are due on the last day of the month following any month in which net sales exceed $100,000. The quarterly payments (referred to as override bonus payments) are two percent of net sales, when average pre-tax monthly income exceeds $20,000. The fee payments and override bonus payments run in perpetuity.

QUEST GROUP INTERNATIONAL, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2006 and 2005

Note 3 - Details of Assets and Liabilities of Discontinued Operations (continued)

Related Party Fee Payment Payable (continued)

Information related to the fee payments and override bonus payments are as follows:

	2006	2005
Fee payments:
Payable	$10,000	5,000
Expense	$60,000	60,000

Override bonus payments:
Payable	$-	-
Expense	$-	-

Notes Payable

Notes payable at September 30, 2006 and 2005 consisted of:

	2006	2005

Notes payable to McKinley Enterprises, Inc.
Profit Sharing Plan and Trust, principal and accrued
interest was due and payable on April 18, 2006, with
interest at 10%, secured by all Company assets.	$-	103,000

Note payable to Dassity, Inc., principal and accrued
interest was due and payable on or after April 6, 2006,
with interest at 4%, unsecured.	-	70,000

	$-	173,000

Accrued interest at September 30, 2006 and 2005 was approximately $0 and $40,000, respectively, and is included in accrued expenses on the balance sheets.

QUEST GROUP INTERNATIONAL, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2006 and 2005

Note 3 - Details of Assets and Liabilities of Discontinued Operations (continued)

Income Taxes

The provision for income taxes differs from the amount computed at federal statutory rates as follows:

	2006	2005

Provision for income taxes at statutory rate	$50,000	77,000
State taxes, net of federal benefit	7,000	-

	$57,000	77,000

The income tax provision consists of the following:

	2006	2005

Current	$45,000	77,000
Deferred	12,000	-

Provision for income taxes	$57,000	77,000

Deferred tax assets (liabilities) are comprised of the following:

	2006	2005

Net operating loss carryforwards	$-	11,000
Related party fee payment payable	3,000	2,000
Property and equipment	(5,000)	(3,000)

	(2,000)	10,000

Valuation allowance	-	-

	$(2,000)	10,000

As of September 30, 2006 and 2005, the Company had net operating loss carryforwards of approximately $0 and $35,000. These carryforwards begin to expire in 2021. If substantial changes in the Company’s ownership should occur there would be an annual limitation of the amount of net operating loss carryforwards which could be utilized. Also, the ultimate realization of these carryforwards is due, in part, on the tax law in effect at the time and future events that cannot be determined.

QUEST GROUP INTERNATIONAL, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2006 and 2005

Note 3 - Details of Assets and Liabilities of Discontinued Operations (continued)

Supplemental Cash Flow Information

Actual amounts paid for interest and income taxes are approximately as follows:

	2006	2005

Interest	$48,000	-
Income taxes	$59,500	-

Shareholders of 5,000 and 57,000 shares of Series B Preferred stock elected to convert their shares to common stock during the years end September 30, 2006 and 2005, respectively.

Geographic Sales Information

The Company’s sales by geographic area were approximately as follows:

	2006	2005

Japan	$2,375,000	1,900,000
United States	48,000	43,000

	$2,423,000	1,943,000

Commitments

Employment Agreements

The Company has entered into an annual employment agreement with Craig Davis, the Company’s president. The agreement is subject to automatic renewal for successive one year periods unless notice of termination is given by either party within thirty days of the expiration of the then current term. His employment agreement provides that he shall receive (i) an annual salary of $96,000, (ii) increases in his annual salary if and when the Company reaches targeted sales amounts, (iii) bonuses in an amount equal to 1.2% of monthly net sales, provided that the Company has monthly pre-tax income in excess of $10,000 and the Company is not indebted under its current loan arrangements, and (iv) may participate in other benefits offered generally to employees. The employment agreement also provides for a six-month non-compete time period.

QUEST GROUP INTERNATIONAL, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2006 and 2005

Note 3 - Details of Assets and Liabilities of Discontinued Operations (continued)

Commitments (continued)

Employment Agreements (continued)

The Company also has entered into an annual employment agreement with Teresa Fackrell. The agreement is subject to automatic renewal for successive one year periods unless notice of termination is given by either party within thirty days of the expiration of the then current term. Her employment agreement provides that she shall receive (i) an annual salary of $72,000, (ii) increases in her annual salary if and when the Company reaches targeted sales amounts, (iii) bonuses in an amount equal to .8% of monthly net sales, provided that the Company has monthly pre-tax income in excess of $20,000 and the Company is not indebted under its current loan arrangements, and (iv) may participate in other benefits offered generally to employees. The employment agreement also provides for a six-month non-compete time period.

Subsequent to year-end, these agreements were terminated and new agreements were signed (see Note 5 below).

Note 4 - Preferred Stock

The Company has authorized 5,000,000 shares of preferred stock with a par value of $.001, and established two series of preferred shares designated as: Series A Convertible Preferred Stock and Series B Convertible Preferred Stock, consisting of 1,000,000 shares and 500,000 shares designated, respectively.

The Convertible Preferred Stock has the following rights and privileges:

Series A Convertible Preferred Stock

•	The holders of the shares are entitled to one hundred (100) votes for each share held.
•	Upon the liquidation of the Company, the holders of the shares will rank equally with the holders of common shares and Series B shares.
•	The holders of the shares are not entitled to dividends.
•	The shares are convertible at the option of the holder at any time into common shares, at a conversion rate of one share of Series A Convertible Preferred Stock for two shares of common stock.

QUEST GROUP INTERNATIONAL, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2006 and 2005
Note 4 - Preferred Stock (continued)

Series B Convertible Preferred Stock

•	The holders of the shares are entitled to one (1) vote for each share held.
•	Upon the liquidation of the Company, the holders of the shares will rank equally with the holders of common shares and Series A shares.
•	The holders of the shares are not entitled to dividends.
•	The shares are convertible at the option of the holder at any time into common shares, at a conversion rate of one share of Series B Convertible Preferred Stock for one share of common stock.

Note 5 - Subsequent Events

Changes in Management

On October 23, 2006, Craig Davis, the Company's principal executive officer, president, principal financial and accounting officer, and principal operating officer, and Teresa Fackrell, the Company's secretary and treasurer, resigned from all positions of employment with the Company. In addition, Mr. Davis and Ms. Fackrell, who are the only members of the Company's board of directors, resigned from their positions as directors of the Company. These resignations were not as a result of any disagreement relating to the Company's operations, policies, or practices.

The Company appointed Mr. Mathew Evans as its President, Secretary and Treasurer. Mr. Evans was appointed as the Company's sole director effective immediately prior to the resignations of Mr. Davis and Ms. Fackrell. In addition, the number of directors comprising the Company's board of directors was fixed at one by board resolution. The Company has executed an employment agreement with Mr. Evans. Under the employment agreement, Mr. Evans will be working for the Company on a part-time basis, for a six month term, and will receive compensation in the amount of $15,000 for services rendered during the term. In the event the Company terminates the employment agreement prior to the expiration of the six month term, Mr. Evans will be entitled to payment of the full $15,000.

QUEST GROUP INTERNATIONAL, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2006 and 2005

Note 5 - Subsequent Events (continued)

Changes in Management (continued)

Also, effective October 23, 2006, the Company retained Mr. Davis and Ms. Fackrell as consultants. Under the arrangements, the consultants will continue to do substantially all of the tasks related to managing the ongoing operations of the Company. In consideration for these services, Mr. Davis will be paid $11,300 per month for a minimum of six months and Ms. Fackrell will be paid $7,535 per month for a minimum of six months. The Company can terminate these consulting arrangements at any time, subject to paying the consultants the above identified consulting fees for a six month period. In connection with the consulting arrangements, the Company and the consultants mutually released each other for all obligations under the employment agreements to which the consultants were parties.

QUEST GROUP INTERNATIONAL, INC.
BALANCE SHEETS

	March 31,	September 30,
	2007	2006
ASSETS	(Unaudited)	(Audited)

Assets of discontinued operations	$501,036	401,735

Total assets	$501,036	401,735

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities of discontinued operations	$151,927	119,081

Total liabilities	151,927	119,081

Commitments and contingencies

Stockholders' equity:
Series A preferred stock, $.001 par value, 1,000,000
shares designated, no shares issued and outstanding	-	-
Series B preferred stock, $.001 par value, 500,000
shares designated, no shares issued and outstanding	-	-
Common stock, $.001 par value, 150,000,000 and
50,000,000 shares authorized, respectively,
10,259,000 shares issued and outstanding	10,259	10,259
Additional paid-in capital	105,541	105,541
Retained earnings	233,309	166,854

Total stockholders' equity	349,109	282,654

Total liabilities and stockholders' equity	$501,036	401,735

See accompanying notes to financial statements.

QUEST GROUP INTERNATIONAL, INC.
UNAUDITED STATEMENTS OF INCOME
Six Months Ended March 31, 2007 and 2006

	2007	2006

Sales, net	$-	-

Cost of goods sold	-	-

Income from continuing operations	-	-

Income from discontinued operations, net of inocome tax
of $5,000, $15,600, $10,000 and $35,600, respectively	66,455	132,087

Net income	$66,455	132,087

Income per common share from continuing operations -
basic and diluted	$0.00	0.00

Income per common share from discontinued operations -
basic and diluted	0.01	0.01

	$0.01	0.01

Weighted average common shares - basic and diluted	10,259,000	10,256,000

See accompanying notes to financial statements.

QUEST GROUP INTERNATIONAL, INC.
UNAUDITED STATEMENTS OF CASH FLOWS
Six Months Ended March 31, 2007 and 2006

	2007	2006
Cash flows from operating activities:
Net income from continuing operations	$-	-
Net cash provided by continuing operating activities	-	-
Net cash provided by discontinued operating activities	106,767	166,889

Net cash provided by operating activities	106,767	166,889

Cash flows from investing activities:
Net cash used in continuing investing activities	-	-
Net cash used in discontinued investing activities	(1,500)	(8,357)

Net cash used in investing activities	(1,500)	(8,357)

Cash flows from financing activities:
Net cash used in continuing financing activities	-	-
Net cash used in discontinued financing activities	-	(60,000)

Net cash used in financing activities	-	(60,000)

Net increase in cash	105,267	98,532

Cash, beginning of period	228,558	233,325

Cash, end of period	$333,825	331,857

See accompanying notes to financial statements.

QUEST GROUP INTERNATIONAL, INC.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
March 31, 2007 and 2006

Note 1 - Basis of Presentation

The accompanying unaudited condensed financial statements of Quest Group International, Inc. (the Company) have been prepared by management in accordance with the instructions in Form 10-QSB and, therefore, do not include all information and footnotes required by generally accepted accounting principles and should, therefore, be read in conjunction with the Company’s Form 10KSB previously filed with the Securities and Exchange Commission. These statements do include all normal recurring adjustments which the Company believes necessary for a fair presentation of the statements. The interim results of operations are not necessarily indicative of the expected results for the full year ended September 30, 2007.

Note 2 - Discontinued Operations

On June 7, 2007, the Company executed an asset purchase agreement with Quest Group, LLC (the “Buyer”), a Utah limited liability company. The asset purchase agreement is dated as of May 31, 2007. Craig Davis, the former Chief Executive Officer and director of the Company, is the President of the Buyer.

Pursuant to the asset purchase agreement, the Company agreed to dispose and sell all of its assets which relate to the business line of selling nutritional products to independent distributors and customers (the “Nutritional Business”). Under the asset purchase agreement, the Company agreed to sell all assets related to the Nutritional Business “AS IS”, in their present condition as of May 31, 2007 without making any warranty of any kind.

The Buyer also assumed and agreed to pay or perform all outstanding liabilities and obligations of the Company as of May 31, 2007 and all other liabilities and obligations that relate directly to the Nutritional Business.

Subject to the foregoing, the Company will use its outstanding cash balance as of May 15, 2007 and all proceeds related to the Nutritional Business received through May 31, 2007 to pay and reduce all assumed liabilities.

The Company and the Buyer also acknowledged and agreed that Craig Davis will continue to manage the Nutritional Business through May 31, 2007 and that he will be authorized to collect receivables and pay liabilities of the Nutritional Business in a manner that is consistent with the terms of the asset purchase agreement.

The aggregate purchase price for the assets will equal to the net book value of the assets as of May 31, 2007, which shall be paid to the Company no later than Friday, June 29, 2007.

QUEST GROUP INTERNATIONAL, INC.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
March 31, 2007 and 2006

Note 2 - Discontinued Operations (continued)

As a result of the sale of the Nutritional Business, the balance sheet as of March 31, 2007 and September 30, 2006 and the statements of income and cash flows for the six months ended March 31, 2007 and 2006 have been restated to record the necessary adjustments required to reflect the assets, liabilities, and operations of the Nutritional Business as discontinued operations. Assets and liabilities of the Nutritional Business included as assets or liabilities related to discontinued operations in the accompanying balance sheets as of March 31, 2007 and September 30, 2006, consisted of the following:

	March 31,	September 30,
	2007	2006
	(Unaudited)	(Audited)

Current assets:
Cash	$333,825	228,558
Accounts receivable	67,975	34,312
Inventories	79,233	105,180
Prepaid income taxes	2,877	14,500

Total current assets	483,910	382,550

Property and equipment, net	15,976	18,035
Deposits	1,150	1,150

Total assets related to discontinued operations	$501,036	401,735

Current liabilities:
Accounts payable	$37,828	40,194
Accrued expenses	102,365	64,538
Related party fee payment payable	10,000	10,000
Deferred revenue	734	2,349

Total current liabilities	150,927	117,081

Deferred tax liability	1,000	2,000

Total liabilities related to discontinued operations	$151,927	119,081

QUEST GROUP INTERNATIONAL, INC.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
March 31, 2007 and 2006
Note 2 - Discontinued Operations (continued)

Summarized results of operations for the Nutritional Business included as income from discontinued operations, net of tax, in the accompanying statements of income for the six months ended March 31, 2007 and 2006, were as follows:

	2007	2006

Sales, net	$1,197,614	1,227,314

Cost of goods sold	380,499	372,512

Gross profit	817,115	854,802

Selling, general and administrative expenses	785,589	683,707

Income (loss) from operations	31,526	171,095

Other income (expense):
Interest income	4,905	2,480
Interest expense	-	(5,888)
Other income	40,024	-

Net other expense	44,929	(3,408)

Income before income taxes	76,455	167,687

Provision for income taxes	10,000	35,600

Net income	$66,455	132,087

Income per common share - basic and diluted	$0.01	0.01

Weighted average common shares - basic and diluted	10,259,000	10,256,000

Summarized cash flow information for the Nutritional Business included as net cash used in discontinued investing activities and net cash used in discontinued financing activities in the accompanying statements of cash flows for the six months ended March 31, 2007 and 2006, were as follows:

QUEST GROUP INTERNATIONAL, INC.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
March 31, 2007 and 2006

Note 2 - Discontinued Operations (continued)

	2007	2006
Cash flows from investing activities:
Purchase of property and equipment	$(1,500)	(8,357)

Net cash used in investing activities	(1,500)	(8,357)

Cash flows from financing activities:
Principal payments on notes payable	-	(60,000)

Net cash used in financing activities	$-	(60,000)

Note 3 - Preferred Stock

The Company has established a series of preferred stock with a total of 5,000,000 authorized shares and a par value of $.001, and one series of common stock with a par value of $.001 and 150,000,000 shares authorized.

Note 4 - Advances on Acquisition Costs

In November 2006, the Company entered into a letter of intent (the LOI) with RxElite Holdings, Inc. (RxElite). Under the terms of the LOI, the Company and RxElite agreed to negotiate a definitive agreement pursuant to which the Company would acquire all of the issued and outstanding capital stock of RxElite in exchange for approximately 62,000,000 shares of common stock and warrants exercisable for approximately 13,850,000 shares of common stock. The Board of Directors and officers of RxElite would become the Board of Directors and officers of the Company and all of the assets of the Company would be distributed or spun-out.

Pursuant to the acquisition, RxElite advanced $60,000 to the Company to be used for acquisition costs. As of March 31, 2007 the Company has spent $19,976 for legal and consulting services related to this possible acquisition. On January 31, 2007, the LOI expired and the Company, after discussion with RxElite, elected not to renew the LOI. The remaining $40,024 advanced by RxElite pursuant to the acquisition was recognized as other income. These amounts are included in discontinued operations.

QUEST GROUP INTERNATIONAL, INC.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
March 31, 2007 and 2006

Note 5 - Subsequent Event

On April 27, 2007, the Company entered into a stock subscription agreement to sell 63,000,000 shares of common stock at a purchase price of $.001 per share. As part of the subscription agreement the Company needs to raise at least $20,000,000 from the sale of common stock at a purchase price of at least $.50 per share on or before May 31, 2007. Certificates evidencing the subscribed shares will not be delivered until and unless the subsequent funding has been completed. In the event the subsequent funding is not completed on or before May 31, 2007, then the Company may purchase the shares subscribed for herein for a purchase price of $.00001 per share.

EVENTS SUBSEQUENT TO CHANGE IN MANAGEMENT AND CHANGE IN AUDITORS

Private Placements

On April 27, 2007, the Company entered into subscription agreements with nine accredited investors to sell 63,000,000 shares of common stock for $63,000, or $.001 per share. The subscription agreements included a provision that the Company anticipated that it would raise at least $20 million from the sale of common stock at a purchase price of at least $.50 per share on or before May 31, 2007. Certificates evidencing the subscribed shares were not to be delivered until the $20 million was raised. Had the subsequent funding not been completed, then the Company could have purchased the subscribed shares for $.00001 per share. The $20 million was raised on May 16, 2007, as more fully described below.

On May 11, 2007, the Company issued a Confidential Private Offering Memorandum (the “Offering”) to raise between $20 million and $23 million from the issuance of common stock to accredited investors, at a per share price of $.50. The Company engaged Hunter World Markets, Inc. (“Hunter”) as placement agent for the Offering. The Offering provided Hunter with a commission of up to 10% of the amount raised and agreed to issue to Hunter a warrant to purchase up to 30% of the number of shares of common stock sold through the offering, at an exercise price of $1.00 per share, for a term of six years. The Offering was to terminate on the earlier of the date upon which all of the available common stock was sold, or May 30, 2007, subject to extensions which terminated on June 27, 2007. If the Company issues additional shares of common stock or rights to acquire common stock (with certain exceptions) for less than $0.50 per share within one year from the effective date of the registration statement (subject to adjustment for splits, recapitalizations, reorganization), then the investors shall have the right to purchase, at a price equal to the common stock par value, such number of shares so that the effective purchase price per share payable by the subscriber shall be the same per share purchase price of the dilutive shares. The Offering also provides registration rights whereby the Company agrees to file a registration statement with the Securities and Exchange Commission (“SEC”) covering the issued shares no later than 45 days after the initial closing. Hunter also receives the same aforementioned registration rights and price protection. In addition, if the registration statement is not declared effective by the SEC within 120 days after the close of the Offering, then the Company is to pay, in cash, liquidated damages to the investors each month in an amount equal to 1% of the aggregate purchase price paid by the investors. At this time, the Company believes that a registration statement will be filed by the due date.

In connection with the Offering, Hunter loaned the Company $125,000 at an interest rate of 6% per annum. This loan, the accrued interest and a loan fee of $12,500 was paid from the proceeds of a private placement that occurred on May 16, 2007 (see following).

On May 16, 2007, and under the terms of the Offering, the Company entered into subscription agreements with four accredited investors (the “Purchasers”) in which the Company issued and sold 40,000,000 shares of common stock for $.50 per share, for an aggregate purchase price of $20 million (the “Private Placement”). Hunter received a fee of $2 million and a warrant to purchase 12,000,000 shares of the Company’s common stock, at an exercise price of $1.00 per share. This warrant is exercisable commencing February 18, 2008 and expires on May 17, 2013.

On May 30, 2007, and under the terms of the Offering, the Company entered into a subscription agreement with an affiliate of one of its executives to sell 500,000 shares of common stock for $.50 per share, for an aggregate purchase price of $250,000. This subscription agreement does not provide share registration rights. In a separate agreement, the executive has agreed to restrict the sale of all 500,000 of his shares for 18 months.

On June 25, 2007, and under the terms of the Offering, the Company entered into a subscription agreement with an affiliate of another one of its executives to sell 500,000 shares of common stock for $.50 per share, for an aggregate purchase price of $250,000. This subscription agreement does not provide share registration rights. The same executive acquired 2,000,000 shares in the May 11, 2007 private placement as described above. In a separate agreement, the executive and his affiliate have agreed to restrict the sale of all 2,500,000 of his shares for 18 months.

In connection with the sale of securities on May 30, 2007 and June 25, 2007, Hunter received a fee of $12,500 and a 5-year warrant to purchase 300,000 shares of common stock exercisable at $1.00 per share.

Company Shares Repurchased

In connection with the Offering, certain Company shareholders canceled a total of 7,759,000 shares of common stock in consideration of $750,000. The transaction will be accounted for as the acquisition of Treasury Stock by the Company.

License Agreement

On May 11, 2007, the Company entered into a license agreement with Vitae Pharmaceuticals, Inc. (“Vitae”), pursuant to which the Company acquired an exclusive, worldwide sublicense (with the right to grant further sublicenses) to certain compounds and technology for all human and veterinary use, in order to research, develop and commercialize the compounds. The indications for the lead compounds are acute myeloid, solid cancers (lung and breast) and chemotherapy-induced nuetropenia. The Company paid Vitae out of the net proceeds from the Private Placement $2.15 million, comprised of an upfront license fee of $2.1 million and $50,000 for its inventory of the licensed compounds. The Company also agreed to issue 6,650,652 shares of common stock upon reaching the first to occur of a) the first acceptance of an Investigational New Drug Application by the United States Food and Drug Administration for a licensed product containing any licensed compound other than one defined compound (the “Excluded Compound”), or b) the date that the first patient is dosed in a clinical trial a licensed product containing the Excluded Compound. The Company will also be required to pay, on Vitae’s behalf, the existing licensors additional milestone payments if it reaches FDA marketing approval for a product containing a licensed compound.

In addition to the aforementioned fees and milestone payments, the Company agreed to pay the original licensor of the compounds and Vitae specified revenue percentages of the Company’s net sales of products based on the licensed technology. The percentages vary from product to product, but when combined may total as much as 12% of the Company’s net sales. The Company must meet certain development milestones under the original license agreements with the existing licensors in order to maintain the rights to the licensed products.

The acquired assets at the date of acquisition were determined to be in the research and development stage (the pre-clinical discovery stage). The primary compounds underlying the patents and licenses are to be used in ongoing research and development activities and are not determined to have any alternative future uses. Accordingly, pursuant to the provisions of Statement of Financial Accounting Standards No. 2, Accounting for Research and Development Costs, and FASB Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method, the Company has expensed the costs of the acquired assets.

Consulting Agreement

On May 1, 2007, the Company entered into a consulting agreement with a stockholder to provide consulting services relating to strategic planning, investor relations and corporate governance for a monthly fee of $30,000, plus reimbursement of expenses, for a six-month period ending on October 31, 2007. The consulting agreement provides for automatic extensions at the end of each six-month term, unless terminated by either party at least 30 days prior to the end of such term.

Sale of Assets

On May 31, 2007, the Company entered into an Asset Purchase Agreement with Quest Group, LLC (“Buyer”), to sell its assets that are used in its nutritional products business and transfer its liabilities that relate directly to its nutritional products business. The purchase price shall paid by Buyer in an amount equal to the net book value of the assets and liabilities of the nutritional products business and is to paid on or before June 29, 2007. No gain or loss will be realized on this disposition of the Company’s discontinued operations.

Change of Business

In connection with the recent private placements, entry into a licensing agreement with Vitae, and sale of assets, the Company has spun-off its nutritional products business line and going forward will operate as a development-stage company in the biotechnology and pharmaceutical industry with a focus on nuclear receptor target therapeutics.

Employment Agreements

On May 31, 2007 the Company entered into the following employment agreements with its two key employees:

Employee	Title	Term	Annual Base Salary	Stock Compensation
Harin Padma-Nathan	Chief Executive Officer	5 years	$200,000	3,474,000 common shares at $1.00 per share
Rosh Chandraratna	Chief Scientific Officer	5 years	$250,000	None yet granted

Stock Compensation Plan

In 2007, the Company adopted a stock compensation plan, the 2007 Stock Compensation Plan, pursuant to which it is authorized to grant options, restricted stock and stock appreciation rights to purchase up to 15,000,000 shares of common stock to the Company’s employees, officers, directors, consultants and advisors. Awards under the plan may consist of stock options (both non-qualified options and options intended to qualify as “Incentive Stock Options” under Section 422 of the Internal Revenue Code of 1986, as amended), restricted stock awards and stock appreciation rights.

The 2007 Stock Plan is administered by the Company’s Board of Directors or a committee appointed by the Board, which determines the persons to whom awards will be granted, the type of award to be granted, the number of awards to be granted and the specific terms of each grant, including the vesting thereof, subject to the provisions of the plan.

The 2007 Stock Plan provides that the exercise price of each incentive stock option may not be less than the fair market value of our common stock on the date of grant (or 110% of the fair market value in the case of a grantee holding more than 10% of our outstanding common stock). The exercise price of a non-qualified stock option shall be no less than the fair market value of the common stock on the date of grant.

On May 31, 2007, in connection with the employment agreement of Dr. Harin Padma-Nathan as Chief Executive Officer, issued options to purchase 3,474,000 common shares of the Company for an exercise price of $1.00 per share. The option shares vest in equal installments every 90 days from the date of the agreement for each year during the term until they have been fully vested.

Share Based Payments

Pursuant to the provisions of Statement of Financial Accounting Standards No. 123R Share Based Payment: An Amendment of FASB Statements No. 123 and 95 (SFAS 123R), and SEC Staff Accounting Bulletin No. 107, Share-Based Payment (SAB 107) the cost resulting from all share-based payment transactions (including, but not limited to grants of employee options, and warrants to purchase the Company’s common stock) be recognized in the statement of operations based on their fair values.

The fair value of each option award and warrant grant is estimated on the date of grant using the Black-Scholes option pricing model using the following assumptions:

	Options	Warrants
Expected Volatility	75%	75%
Expected Dividends	0.0%	0.0%
Expected term, in years	6.5	6.0
Risk-free rate	4.87%	4.64%
Fair market value per share	$0.2970	$0.2820

The fair value of the option grant on May 31, 2007 is $1,032,000 which shall result in a charge to compensation expense in the amount of $13,231 for the quarter ending June 30, 2007. All of the 3,474,000 shares under option will be unvested at June 30, 2007.

The fair value of the warrant grant on May 16, 2007 is $3,384,000 which shall result in a charge to financing expenses in the amount of $70,500 for the quarter ended June 30, 2007.